UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

NATROL, INC.

(Name of Subject Company)

NATROL, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

638789107

(CUSIP Number of Class of Securities)

Steven S. Spitz

Vice President and General Counsel

Natrol, Inc.

21411 Prairie Street

Chatsworth, California 91311

(818) 739-6000

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Clifford E. Neimeth, Esq.

Greenberg Traurig, LLP

The MetLife Building

200 Park Avenue

New York, New York 10166

(212) 801-9383

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Natrol, Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 21411 Prairie Street, Chatsworth, California 91311. The telephone number for the Company’s principal executive offices is (818) 739-6000.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is common stock, $0.01 par value of the Company (the “Common Stock”). As of November 14, 2007, 14,261,944 shares of Common Stock were issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The filing person is the Company. The name, business address and business telephone number of the Company are set forth in “Item 1 Subject Company Information.” Information about the Offer may be found on the Company’s website at www.natrol.com.

Tender Offer and Merger.

This Statement relates to the cash tender offer by Nutra Acquisition Company Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Plethico Pharmaceuticals Limited, a public limited company incorporated under the laws of India (the “Parent”), disclosed in Parent’s and Merger Sub’s Tender Offer Statement on Schedule TO dated November 27, 2007 (the “Schedule TO”) filed on the date hereof with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding shares of Common Stock at $4.40 per share, net to the seller in cash (such price per share, or, if increased, such higher price per share, the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 27, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 18, 2007 (the “Merger Agreement”), among the Parent, Merger Sub and the Company. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the commencement of the Offer by Merger Sub and the purchase by Merger Sub of shares of Common Stock validly tendered and not withdrawn subject to a minimum tender of that number of shares which together with the shares already owned by Parent and its subsidiaries (including Merger Sub), would represent a majority of the total number of the then-outstanding shares calculated on a fully diluted basis, and certain other conditions contained in the merger agreement, and provides further that, as soon as practicable following Merger Sub’s purchase of shares of Common Stock in the Offer, and in any event within two business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and upon the terms and subject to the conditions of the Merger Agreement and the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of the Parent. In the Merger, all shares of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares of Common Stock owned by the Company or any direct or indirect subsidiary of the Company and shares of Common Stock owned by the Parent, Merger Sub, or any subsidiary of the Parent or Merger Sub or held in the treasury of the Company, all of which will be cancelled for no consideration, and other than shares of Common Stock held by stockholders who have properly exercised appraisal rights under the DGCL) will be canceled and converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest thereon and less any required withholding taxes.

The Schedule TO states that the principal executive offices of the Parent and Merger Sub are located at Administrative Office, 37, Pologround, Industrial Estate, Indore 452015 (M.P.), India, and the telephone number at such principal executive offices is +91 98 673 13512.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The Information Statement (the “Information Statement”) issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder that is attached hereto as Annex B and is incorporated herein by reference, contains information and describes certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates. Except as set forth in this Item 3 or Item 4 below or the Information Statement attached hereto as Annex B or as incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest with respect to the Offer and the Merger between the Company or any of its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) the Parent or Merger Sub or their respective executive officers, directors or affiliates.

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

Information Statement.

Certain agreements, arrangements or understandings presently in effect between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Interests of Certain Persons.

In considering the recommendation of the Board of Directors of the Company (the “Company Board”) with respect to the Offer and the Merger, Company stockholders should be aware that certain executive officers and directors of the Company have certain interests in the Offer and the Merger that may be different from, or in addition to, the interests of Company stockholders generally. These interests are summarized below. The Company Board was aware of these interests, considered them and took them into account, among other matters, in determining whether to approve the Offer and the Merger and recommend them to the Company’s stockholders. As described below, consummation of the Offer will constitute a “change-in-control” of the Company for the purpose of determining certain severance payments and other benefits and monetary entitlements due to certain executive officers and directors of the Company.

Change-in-Control Plan with Certain Executive Officers

Late in 2005, the Company Board adopted a change-in-control plan for executive officers, which currently covers each of Dennis R. Jolicoeur, the Company’s Chief Financial Officer, Treasurer and Executive Vice President, Steven S. Spitz, the Company’s Vice President and General Counsel, and Michael S. Surmeian, the Company’s Vice President of Sales. No other executive officers of the Company are covered by the plan. In the second quarter of 2007, the Company Board reevaluated the change-in-control plan and adopted certain changes. The plan provides that in the event of a change-in-control, the above-named individuals would be entitled to receive a cash payment equal to 100% of his respective annual base salary then in effect if his employment is terminated “without cause” within a certain period of time following such change-in-control. The Company believes the plan is a fair reward for services performed and to be performed and, in the case of Messrs. Jolicoeur, Spitz and Surmeian, value creation, assist the Company in retaining these executives, and provide reasonable incentives for them to remain with the Company during periods of post change-in-control integration, transition and uncertainty at the end of which such executives may not be retained. The plan does not provide benefits if employment is terminated for cause, death or disability or if employment is voluntarily terminated by the individual without cause.

Consummation of the Offer will constitute a change-in-control under each of the Change-in-Control Agreements. The approximate amounts which would be payable to Messrs. Jolicoeur, Spitz and Surmeian under the Change-in-Control Agreements (assuming such benefits were triggered and became payable on November 27, 2007) are set forth on page B-25 of the Information Statement attached hereto as Annex B under the caption “Potential Payments Upon Change-in-Control and Termination,” and such information is incorporated herein by reference.

The foregoing summary of the change-in-control plan is qualified in its entirety by reference to the Natrol, Inc. Change-in-Control Plan dated November 8, 2005, a copy of which is filed as Exhibit (e)(2)(A) hereto and is incorporated by reference herein.

Messrs. Jolicoeur, Spitz and Surmeian also have stock options to acquire shares of Common Stock, which will be treated by the Merger Agreement as described below in this Item 3(a) under the heading “Effect of the Offer and the Merger Agreement on the Company’s Equity Incentive Plans.”

2007 Bonus Incentive Compensation Plan

Each year, the Board approves an annual bonus incentive compensation plan, which is administered by the Company’s Compensation Committee. Participants under the bonus plan are eligible to receive incentive cash bonus payments, depending upon the Company’s operating results. Based upon the individual’s position and his or her potential impact on the Company’s business results and performance, the target bonuses range between 5%–25% of the annual base salary of the participant.

The 2007 Bonus Incentive Compensation Plan (2007 Bonus Plan) has targeted $5,100,000 qualifying earnings (as defined in the 2007 Bonus Plan) before bonuses, interest and taxes. The Compensation Committee has agreed to pay a portion of the eligible incentive bonus based on partial milestones achieved, as well as exceeding the corporate target. No bonuses, however, shall be awarded if the Company’s qualifying earnings are less than $2,000,000. To date, the Company’s qualifying earnings are less than the threshold target for bonuses to be awarded.

The 2007 Bonus Plan provides that if the Company should be liquidated and/or dissolved, or if the Company should become a party to a merger or consolidation in which it is not the surviving corporation, the value of the bonus fund shall be determined by a formula (eligible amount for a full year of employment multiplied by a fraction, the numerator of which is the number of day that the participant was employed by the Company, and the denominator of which is the number of days in that full award year) and on the date of such dissolution or merger.

The foregoing summary of the 2007 Bonus Incentive Compensation Plan is qualified in its entirety by reference to the Natrol, Inc. 2007 Bonus Incentive Compensation Plan, a copy of which is filed as Exhibit (e)(2)(D) hereto and is incorporated by reference herein.

Equity Incentive Plans

The Company’s Amended and Restated 1996 Stock Option and Grant Plan also contains a change of control provision. This provision applies equally to all participants in the plans. The provision provides that in the event of a change of control, 50% of the unvested options and any stock appreciation rights that are not exercisable and all other awards under the plan become 100% vested upon a change of control.

The Company’s 2006 Stock Option and Incentive Plan also contains a change-in-control provision. This provision applies equally to all participants in the plans, although the Compensation Committee of the Company Board may remove this provision from any particular stock option agreement with a participant at the time of grant. The provision provides that in the event of a change-in-control, 50% of the unvested portion of any theretofore granted options and any stock appreciation rights that are not then exercisable by their terms and all other awards become fully exercisable and vested. All director awards under the plans become 100% vested (accelerated) upon a change-in-control.

The foregoing summary of the 2006 Stock Option and Incentive Plan and Amended and Restated 1996 Stock Option and Grant Plan is qualified in its entirety by reference to the Natrol, Inc. 2006 Stock Option and Incentive Plan and Natrol, Inc. Amended and Restated 1996 Stock Option and Grant Plan, copies of which are filed as Exhibits (e)(2)(C) and (e)(2)(E), respectively, hereto and are incorporated by reference herein.

Effect of the Offer on Employee Benefits

The Merger Agreement provides that, from and after the Effective Time, Parent shall honor in accordance with their terms all other employment-related contracts, agreements, arrangements and commitments of the Company and its subsidiaries in effect that are applicable to current or former employees, officers or directors of the Company or any subsidiary or any of their predecessors.

In the Merger Agreement, Parent and Merger Sub have agreed with the Company that, for a period of not less than 12 months after the Closing Date, with respect to each employee of the Company or any subsidiary of the Company (collectively, the “Company Employees”) who remains an employee of the Surviving Corporation or its successors or assigns or any of their subsidiaries (collectively, the “Continuing Employees”), Parent shall provide the Continuing Employees with total compensation and employee benefits that are substantially comparable in the aggregate to those provided to such Continuing Employees immediately prior to the Effective Time. Each Continuing Employee will be credited with his or her years of service with the Company and its subsidiaries (and any predecessor entities thereof) before the Closing Date under the parallel employee benefit plan of Parent or its subsidiaries to the same extent as such employee was entitled, before the Effective Time, to credit for such service under the respective plan (except to the extent such credit would result in the duplication of benefits and except with respect to benefit accrual under a defined benefit plan). In addition, with respect to each health benefit plan, during the calendar year that includes the Closing Date, each Continuing Employee shall be given credit for amounts paid by the employee under the respective plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the parallel plan, program or arrangement of Parent or Surviving Corporation.

In addition, the Merger Agreement provides that as of the Effective Time, Parent shall, with respect to the Company Employees who become Parent employees at the Effective Time, continue to recognize all accrued and unused vacation days, holidays, personal, sickness and other paid time off days (including “banked” days) that have accrued to such employees through the Effective Time, and Parent will allow such employees to take their accrued vacation days, holidays and any personal and sickness days in accordance with such policies as it may adopt after the Effective Time.

The Merger Agreement does not alter the “at-will” nature of the employment of any employee with the Company or any of its subsidiaries, and does not otherwise obligate Parent, its affiliates, the Company or any subsidiary to employ or otherwise retain any employee for any length of time. The Merger Agreement further provides that the foregoing obligations shall not prevent the amendment or termination of any employee benefit plan of the Company or limit the right of Parent, the Surviving Corporation or any of their subsidiaries to terminate the employment of any Company Employees.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer and the Merger Agreement on the Company’s Equity Incentive Plans.

The Merger Agreement provides that each option to acquire shares of Common Stock (an “Option”) granted under the Company Stock Plans, whether or not then vested, that is outstanding and unexercised at the Effective Time shall be cancelled and each holder of a cancelled Option shall be entitled to receive, at the Effective Time, in consideration for the cancellation of each such Option, an amount in cash equal to the product of (x) the number of shares of Common Stock subject to such Option immediately prior to the Effective Time and (y) the excess, if any, of $4.40 over the exercise price per share subject to such Option, without interest thereon.

The following table sets forth the amount that would be received by the Company’s directors and executive officers (before deduction for withholding taxes), if the Merger is consummated, in respect of their vested and unvested options with an exercise price less than $4.40 per share.

Name	Number of Shares Subject to Options (#)	Weighted Average Exercise Price per Share ($)	Payment in Respect of Options ($)
Executive Officers
Elliott Balbert
Executive Chairman and Director	—	—	—
Wayne M. Bos
President, Chief Executive Officer and Director	6,029,500	$2.28	$12,770,481
Craig D. Cameron
Chief Operating Officer	600,000	$2.13	$1,360,000
Dennis R. Jolicoeur
Chief Financial Officer, Treasurer and Executive Vice President	569,100	$1.82	$1,469,895
Steven S. Spitz
Vice President and General Counsel	100,000	$3.18	$122,250
Michael S. Surmeian
Vice President of Sales	141,000	$3.71	$271,300

Non-Employee Directors
Dennis W. DeConcini	120,833	$3.11	$206,183
Thomas L. Doorley, III	160,833	$2.47	$311,033
Joel A. Katz	150,000	$1.95	$367,500
James R. Peters	150,000	$1.95	$367,500
Ralph R. Simon	158,333	$2.50	$300,833

Aggregate for all Executive Officers and Non-Employee Directors	8,179,599	$2.28	$17,546,974

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance.

The Merger Agreement provides that the Parent and the Company shall (and from and after the Effective Time, the Surviving Corporation), and Parent shall cause the Surviving Corporation to indemnify and hold harmless each present (as of the Effective Time) and former director and officer of the Company (each, together with such person’s heirs, executors or administrators an “Indemnified Party” and collectively, the “Indemnified Parties”) against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any proceeding arising out of the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent the Company is permitted to do so under applicable law and the certificate of incorporation or by-laws of the Company as in effect on the date of the Merger Agreement. In the event of any such proceeding, each Indemnified Party will be entitled to advancement of expenses incurred in the defense of the proceeding from the Company or the Surviving Corporation, as applicable, to the maximum extent permitted by applicable law, and Parent shall cause the Company and the Surviving Corporation to provide such advancement of expenses.

In addition, the Merger Agreement states that the certificate of incorporation and by-laws of the Surviving Corporation must contain provisions no less favorable with respect to exculpation from liabilities and indemnification of the present or former directors, officers, employees and agents of the Company than are currently provided in the certificate of incorporation and by-laws of the Company, and such provisions must not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the expiration of the statutes of limitations applicable to such matters, except as required by applicable law.

The Merger Agreement further provides that the Company shall purchase not later than the date on which Parent accepts for payment and pays for tendered shares of Common Stock pursuant to the Offer (the “Acceptance Date”), and Parent will cause the Surviving Corporation to maintain, “tail insurance policies” to the Company’s directors’ and officers’ liability insurance policies as in effect on the date of the Merger Agreement, which “tail insurance policies” policies (i) shall not have an aggregate annual premium in excess of 300% of the aggregate annual premium most recently paid by the Company prior to the date of the Merger Agreement to maintain the existing policies, (ii) shall be effective for a period from at least the Acceptance Date through the sixth anniversary of the Closing Date with respect to claims arising from facts or events that existed or occurred prior to or at the Acceptance Date, and (iii) shall contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided, however, that, if equivalent coverage cannot be obtained or can be obtained only by paying an aggregate premium in excess of 300% of such amount, the Company is only required under the Merger Agreement to obtain (and the Surviving Corporation is only required to maintain) as much coverage as can be obtained by paying an aggregate premium equal to 300% of such amount.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreements.

As a condition to Parent’s willingness to enter into the Merger Agreement, the Parent entered into Tender and Support Agreements with each of Elliott Balbert and Cheryl Balbert, as Trustees of the Balbert Family Trust, and Trisha Balbert (together, the “Supporting Stockholders”) dated as of November 18, 2007 (together, the “Tender and Support Agreements”). Pursuant to the Tender and Support Agreements, the Supporting Stockholders have agreed to tender their shares of Common Stock in the Offer (together with any shares of Common Stock that are issued to or otherwise acquired or owned by the Supporting Stockholders prior to the termination of the Tender and Support Agreements) (the “Subject Shares”), as promptly as practicable after commencement of the Offer, but in any event, no later than five business days after receipt by the Supporting Stockholders of all documents or instruments required to be delivered pursuant to the terms of the Offer, and not to withdraw such tender unless the Tender and Support Agreements shall have been terminated in accordance with their terms.

Additionally, pursuant to the Tender and Support Agreements, the Supporting Stockholders have agreed, at every meeting of the stockholders of the Company called, and at every adjournment or postponement thereof, or in connection with any written consent of the holders of Common Stock: (i) to be present, in person or represented by proxy, or otherwise cause their Subject Shares to be counted for purposes of determining the presence of a quorum at such meeting, and (ii) to vote, or cause the holder of record on any applicable record date to vote, or deliver a written consent (or cause the holder of record on any applicable record date to deliver a written consent) with respect to the Subject Shares, (A) in favor of the (1) adoption of the Merger Agreement and the transactions contemplated thereby and (2) approval of any proposal to adjourn or postpone such meeting if there are not sufficient votes for adoption of the Merger Agreement on the date such meeting is held, and (B) against (1) any action or agreement that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, prevent or delay or adversely affect the consummation of, or dilute materially the benefits to Parent of, the transactions contemplated by the Merger Agreement, (2) any Takeover Proposal (as defined in the Merger Agreement) and any action in furtherance thereof, (3) any reorganization, recapitalization or any other extraordinary transaction involving the Company or (4) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Supporting Stockholders under the Tender and Support Agreements.

The Supporting Stockholders also irrevocably appointed Parent as attorney-in-fact and proxy to (i) attend all stockholder meetings of the Company, (ii) vote, express consent or dissent (or instruct the record holder of the Subject Shares to do so) with respect to the Subject Shares in accordance with the foregoing and (iii) grant or withhold (or instruct the record holder of the Subject Shares to do so) all written consents with respect to the Subject Shares in accordance with the foregoing. As of the date of the Tender and Support Agreements, the Supporting Stockholders owned an aggregate of 6,029,500 shares of Common Stock representing approximately 42.3% of the outstanding shares of Common Stock.

The Tender and Support Agreements shall automatically terminate and become void and of no further force and effect on the earlier of (i) the Effective Time of the Merger, (ii) the mutual agreement of the parties to the Tender and Support Agreements to terminate such agreements, and (iii) the termination of the Merger Agreement in accordance with its terms.

Elliott Balbert, who is also a director of the Company, entered into the Tender and Support Agreement with respect to Shares beneficially owned by him in his capacity solely as a stockholder and not as a director. The Tender and Support Agreement does not restrict Mr. Balbert’s actions in his capacity as a director or in discharging his duties to the company and its stockholders as a director.

The summary of the Tender and Support Agreements contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender and Support Agreements, which are filed as Exhibits (e)(4) and (e)(5) hereto.

(b)	Arrangements with the Parent and Merger Sub.

In connection with the transactions contemplated by the Merger, the Company, the Parent and Merger Sub entered into the Merger Agreement, and the Company and the Parent entered into a Non-Disclosure and Confidentiality Agreement dated as of July 26, 2007 (the “Confidentiality Agreement”).

The Merger Agreement.

The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement.

As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), Parent has agreed, among other things, that it will keep such Evaluation Material strictly confidential and will use it for the sole purpose of pursuing discussions with regard to entering into a negotiated transaction with the Company. The Confidentiality Agreement provides that it is inoperative as to particular portions of Evaluation Material to the extent such information (a) becomes generally available to the public other than as a result of a disclosure by the Parent or the Parent’s Representatives (as defined in the Confidentiality Agreement) in violation of the Confidentiality Agreement, (b) was available to the Parent on a non-confidential basis prior to its disclosure to Parent by the Company or its representatives, or (c) becomes available to Parent on a non-confidential basis from a source other than the Company or its representatives when such source is entitled to make such disclosure.

In addition, Parent agreed, among other things, that for a period of 18 months from the date of the Confidentiality Agreement, Parent will not and will cause its affiliates (and any Representative or other person acting on behalf of or in concert with Parent or any affiliate) not to, directly or indirectly, without the prior written consent of the Company Board: (a) acquire or offer or agree to acquire, by purchase or otherwise, (i) any voting securities or securities convertible into or exchangeable for voting securities of the Company or its affiliates (or acquire or offer to agree to acquire beneficial ownership of any such securities) or (ii) any assets, businesses or properties of the Company or its affiliates; (b) propose to enter into, or make any public announcement or submit a proposal or offer (with or without conditions) with respect to, any tender or exchange offer, merger or business combination, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction, or any licensing, distribution or other commercial arrangement, involving the Company, its affiliates or any of their respective securities, assets, businesses or properties; (c) advise, seek to influence or control, in any manner whatsoever (including by proxy or consent solicitation, obtaining representation on the board of directors or otherwise), the management, board of directors, policies or affairs of the Company or its affiliates, or any person or entity with respect to the voting of, or giving of consents with respect to, any voting securities of the Company or its affiliates, or initiate or support any stockholder proposal with respect to the Company or its affiliates; (d) form, join or in any way participate in a “group” (as such term is used in Rule 13d-3 under the Exchange Act) in connection with the foregoing; (e) disclose any intention, plan or arrangement inconsistent with the foregoing, or make any request to waive or amend any provision of the Confidentiality Agreement or otherwise take any action if in the sole judgment of the Company such request or action may require public disclosure by the Company; or (f) enter into any discussions, arrangements or understandings with, or otherwise assist, advise or encourage (including by providing or arranging financing for that purpose), any other person with respect to any of the foregoing.

Parent further agreed under the Confidentiality Agreement that, for a period 18 months from the date of the Confidentiality Agreement, it would not, directly or indirectly, solicit for employment or hire any employee of the Company or any of its subsidiaries or divisions, except that Parent shall not be precluded from hiring any such employee who (i) initiates discussions regarding such employment without any direct or indirect solicitation or encouragement by Parent, any of its affiliates or its Representatives, or (ii) responds to any general public advertisement (including through the use of employment placement firms) place by Parent that is not specifically targeted, directly or indirectly, at the employees of the Company.

The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a)	Solicitation/Recommendation.

After careful and deliberate consideration by the Company Board, including a thorough review of the terms and conditions of the Offer and the Merger with its outside legal counsel, financial advisors and the Company’s senior management, at a meeting held on November 18, 2007, the Company Board, among other things, unanimously:

(i) determined that the Offer, the Merger and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the stockholders of the Company;

(ii) approved the form, terms and provisions of the Merger Agreement, the execution and delivery of the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation by the Company of the Merger and the transactions contemplated thereby;

(iii) recommended that stockholders of the Company (A) accept the Offer and tender their shares of Common Stock in the Offer and (B) vote “for” the adoption of the Merger Agreement (if required under applicable Delaware law to consummate the Merger), subject in each case to the right of the Company Board to withdraw, modify or amend such recommendation under the circumstances provided in the Merger Agreement; and

(iv) approved the form, terms and provisions of any and all other agreements, instruments and documents necessary or desirable in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Tender and Support Agreements for purposes of Section 203 of the DGCL.

In particular, the Company Board believes that the Offer provides a significant premium and immediate liquidity to the Company’s stockholders. A letter to the Company’s stockholders communicating the Company Board’s recommendation is filed herewith as Exhibit (a)(2)(iii) and is incorporated herein by reference.

ACCORDINGLY, THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT COMPANY STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES OF COMPANY COMMON STOCK IN THE OFFER, AND, IF REQUIRED UNDER APPLICABLE DELAWARE LAW TO CONSUMMATE THE MERGER, VOTE ALL OF THEIR SHARES OF COMPANY COMMON STOCK “FOR” THE ADOPTION OF THE MERGER AGREEMENT.

(b)	Background and Reasons for the Company Board of Directors’ Recommendation.

Background of the Transaction.

In February 2006, the Company Board appointed Wayne Bos as the Company’s new President and Chief Executive Officer. Mr. Bos, together with other members of the Company’s management team, determined to pursue the development and acquisition of synergistic new products and product lines. To implement this strategy, the Company sought to identify potential acquisition and business combination candidates.

In September 2006, the Company began selling products in the United Kingdom and European Union through its recently established U.K. wholly owned subsidiary. In October 2006, the Company completed the acquisition of the NuHair® and Shen Min® brands of hair regrowth products. Also in October 2006, the Company acquired the U.S. manufacturing and distribution rights to the Promensil® and Trinovin® brands of menopausal products.

At or about this time, management increasingly focused on the fact that the sector in which it competed was concentrated with nutraceutical and pharmaceutical product manufacturers and distributors with substantially larger resources than the Company, which enabled these competitors to achieve revenue and cost synergies, economies-of-scale and “power buying” agreements and arrangements that were unavailable to the Company, unless a significant inorganic growth platform and strategy was executed. It became evident to management that further product expansion, international market penetration and improvement of Natrol’s operating margins would be necessary to meaningfully grow earnings and enhance stockholder value. Concomitantly, although management and the Company Board had not concluded that a sale of the Company was appropriate or desirable at this time, management and the Company Board remained flexible in entertaining all viable transaction alternatives to materially enhance the value of the Common Stock.

Also, during this time frame, several methods and opportunities to raise new equity capital from outside institutional investors and to increase liquidity through a private placement or public offering were explored by management and the Company Board on a preliminary basis, but it was determined that such potential transactions were not optimal because of the Common Stock concentration, the Company’s small market share and limited product pipeline at that time. The only capital financing transactions readily available to the Company were so called “PIPE” transactions which were not being offered on commercially appealing terms and which, if consummated, would have subjected the Company to potential equity dilution counter to its accretive mergers and acquisitions strategy. Management and the Company Board continued its pursuit of selective acquisitions of nutraceutical products and brands as the primary means of enhancing medium to long-term stockholder value. At the same time, management and the Company Board, consistent with its fiduciary duties to its non-affiliate holders of Common Stock, was receptive to viable opportunities and proposals to maximize stockholder value and liquidity through a sale or other similar business combination transaction.

In October 2006, Morgan Joseph & Co. Inc. (“Morgan Joseph”) was engaged by the Company to perform certain financial advisory services and assist the Company in its efforts to identify, evaluate and consummate potential acquisition and business combination candidates and obtain any required financing.

From approximately October 2006 through November 2007, Morgan Joseph worked closely with management to identify and contact potential seller candidates and to evaluate and structure the terms of and consummate selective brand and product line acquisitions by the Company which would be accretive to earnings per share in an immediate or reasonably short post-integration time frame. The Company held preliminary discussions with more than 75 potential target companies and divisions of larger companies. However, no potential candidates were identified that would produce significant revenue synergies, increase profitability, or improve market share at a valuation Company management was willing to recommend to the Company Board. However, as part of the foregoing acquisition target process, several expressions of interest to acquire the Company were received.

On October 3, 2006, the Company received a proposal from a potential strategic acquirer to acquire the Company, subject to ongoing valuation discussions and the conduct of customary business, financial, and legal diligence and other conditions.

During the Spring and Summer of 2007, the Company also held discussions with a financial advisor representing a potential acquiror who expressed an interest in acquiring substantially all the assets of the Company.

These inquiries, however, as with other more ambiguous inquiries received by the Company, never progressed beyond preliminary discussions because the indicative prices per share and the conditionality and transaction structures proposed did not provide a sufficient basis for the Company to engage outside legal professional advisors and expend the significant Company time and resources inherent in undertaking a potential sale process unlikely to result in any viable transaction or offer.

On April 17, 2007, a representative of Brocair Partners, LLC (“Brocair”) contacted Dennis Jolicoeur, the Company’s Chief Financial Officer, and informed Mr. Jolicoeur that he represented a strategic purchaser candidate based in Mumbai, India who was interested in acquiring a U.S.-based nutraceutical company or establishing a strategic partnership with a U.S. nutraceutical company in the nature of a joint venture or a co-marketing and co-sales relationship. Mr. Jolicoeur indicated that the Company was interested in exploratory discussions.

The following week, Mr. Jolicoeur and Brocair remained in contact and on April 26, 2007 Brocair, having previously disclosed Plethico’s identity as the strategic purchaser candidate, informed Mr. Jolicoeur that Plethico’s management would be in New York City in mid-May 2007.

On May 16, 2007, Mr. Bos met at the offices of Morgan Joseph in New York City with representatives of Morgan Joseph and Brocair and with Sanjay Pai, Chief Financial Officer of Plethico, Shashikant Patel, Chairman and Managing Director of Plethico, and Dr. Manmohan Patel, advisor to Plethico. The Plethico representatives detailed to Mr. Bos Plethico’s operating history and informed him of Plethico’s strategy to grow worldwide. Mr. Bos made a presentation to Plethico regarding the Company’s business, strategy and financial performance utilizing only publicly available information. It was agreed that the Plethico management team should visit the Company’s Chatsworth, California headquarters and executive offices the following week.

On May 22 and 23, 2007, Mr. Patel, Dr. Patel and Mr. Pai met with Mr. Bos, Mr. Jolicoeur and Craig Cameron, the Company’s Chief Operating Officer, in Chatsworth, California. In order to begin its initial due diligence examination of the Company, Plethico signed a confidentiality agreement. During the following weeks, Mr. Jolicoeur and Mr. Cameron responded to intermittent business, financial and legal due diligence requests from Brocair.

On June 18, 2007, Mr. Pai, Mr. Bos and Mr. Cameron participated in a call to discuss various questions regarding the Company’s operations, financial performance, marketing initiatives and corporate structure.

On June 21, 2007, Plethico submitted to Mr. Bos a draft letter of intent which Mr. Bos promptly delivered to the Company Board and to Steven Spitz, the Company’s Vice President and General Counsel. The letter of intent requested the Company to enter into an exclusive negotiating period to expire on December 20, 2007 and indicated that Plethico contemplated a 120-day due diligence period. The letter of intent also proposed $67.0 million in aggregate consideration (or approximately $3.80 per fully diluted share of Common Stock) dependent upon the Company achieving certain Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) milestones over prescribed time periods. The Company declined to enter into the letter of intent for various reasons, including that the indicative price per share was inadequate, the proposed exclusivity period was excessive, the “earn out” feature was unworkable for a public company, and the proposal was highly conditional.

During a call on June 27, 2007 between Mr. Bos and a representative of Brocair, it was agreed that Plethico would conduct further due diligence for a reasonable, but undefined, time period.

During a call on July 3, 2007 between Mr. Bos, a representative of Brocair and Mr. Pai, next steps to pursue a business combination transaction between Plethico and the Company were discussed, including a review of additional financial information that was previously sent to Mr. Pai. During the call it was agreed that Mr. Bos would travel to India to meet with Plethico’s senior management team, including Shashikant Patel, Plethico’s largest shareholder, and the board of directors of Plethico at Plethico’s headquarters in Mumbai, India.

Mr. Bos visited Plethico in Mumbai from July 11, 2007 through July 15, 2007. During such time, Mr. Bos made presentations regarding the Company’s market share and growth strategy, its efforts to improve operating margins and profits, its progress to date regarding the acquisition of accretive brands and to expand internationally in the U.K., Hong Kong and elsewhere, and to discuss the strengths of the Company’s management team.

Mr. Bos indicated on various occasions during that time to Plethico’s senior management that the Company would not be amenable to a price per fully diluted share lower than $5.00 and that the Company would discontinue any further due diligence and transaction discussions unless Plethico indicated its good faith consideration of such price, subject only to Plethico’s confirmatory due diligence.

Plethico’s senior management informed Mr. Bos that it would consider, in good faith, a $5.00 per share acquisition price, but that it needed an approximately 45-60 day period to conduct full scale due diligence as opposed to the more abbreviated “confirmatory” due diligence period suggested by Mr. Bos. Plethico also indicated that as an indicia of its commitment to a potential deal, it would authorize the preparation of draft merger documentation by its outside U.S. counsel coincident with the due diligence process. The parties agreed that, for transactional expedience, a two-step acquisition structure consisting of an all-cash tender offer followed by a subsequent cash out merger would be optimal. Mr. Bos reported the foregoing to the Company Board and received instructions to continue the due diligence and discussion process on the condition that it was clearly understood by Plethico that $5.00 per share was the Company’s firm “asking price.” Mr. Bos confirmed to the Board that this was the case.

During approximately the third week of July 2007, Plethico notified the Company that Plethico had retained the law firm of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as its U.S. legal counsel responsible for negotiating and documenting a merger agreement providing for the proposed transaction, as well as spearheading Plethico’s due diligence process. On July 23, 2007, Skadden contacted the Company’s outside public M&A counsel, Greenberg Traurig, LLP (“GT”), which had just been formally engaged by the Company to assist with structuring, negotiating and documenting a potential sale to Plethico. Plethico also informed the Company that it had retained BDO Seidman, LLP (“BDO”) to conduct business and financial due diligence.

On July 24, 2007, the Company received a comprehensive legal due diligence request list from Skadden and on July 28, 2007 Brocair delivered to the Company a comprehensive financial due diligence list from BDO.

On July 26, 2007, Plethico and the Company entered into a revised confidentiality agreement that contained a 18-month standstill provision precluding Plethico from purchasing or offering to purchase the Common Stock or from pursuing and participating in other organic and change-in-control transactions without the prior written consent of the Company Board.

At or about this time, Morgan Joseph commenced its review of management’s “base case” five-year forecasts and other financial and operating information provided to it by management, to determine the appropriate investment banking methodologies for ascertaining a valuation range for the Company.

On July 31, 2007, Skadden circulated a first draft of the merger agreement to GT. After a thorough review of the draft agreement and extensive discussions with Company management on August 4, 2007 and August 5, 2007, GT prepared and on August 7, 2007 distributed to Skadden a comprehensive revised merger agreement and identified therein a number of counter positions, concerns and revised provisions with respect to material legal, structural and commercial issues, including, among others, the terms of the so-called “no shop” and other deal protection features and Company Board fiduciary provisions, the parameters and circumstances under which a “top-up” option would be granted to and exercised by Plethico, the parameters of Plethico’s right to match an intervening Superior Offer prior to the Company’s fiduciary termination of the merger agreement, the $5 million termination fee requested by Plethico and the trigger events therefor, and the conditions to the offer and the circumstances under which waivers of the offer conditions would be permissible and extensions of the offer period would be required.

Promptly thereafter, GT supplementally provided to Skadden, both in writing and telephonically, various additional comments regarding the circumstances under which the Company Board could withdraw its recommendation of the transaction, the tenor and scope of the Company’s representations and warranties and operating covenants, the “continuing director” requirements to the extent a second-step short form merger agreement could not be effected following completion of the tender offer, the nature of Plethico’s financing representation and the status of the financing, the D&O insurance and indemnification covenants in the merger agreement, the circumstances under which the merger agreement could be terminated, further requirements applicable to Plethico’s right to match an intervening “superior proposal”, the definitions of “Material Adverse Effect,” “Superior Offer” and “Acquisition Proposal,” various matters relating to the scope and extent of the Company’s and Plethico’s disclosure schedules, the treatment of Company stock options in the second-step merger, matters relating to Plethico’s receipt of requisite regulatory approvals in India, and the remedial and certain jurisdictional provisions of the merger agreement.

On August 2, 2007, BDO began its formal due diligence investigation and sent a due diligence team to Chatsworth, California. The team remained in Chatsworth through August 10, 2007. During this period, the BDO team reviewed audit work papers as well as the Company’s responses to its due diligence request of July 28, 2007. On August 9, 2007, BDO submitted an additional due diligence request to which the Company responded.

Dr. Patel and Mr. Pai also visited Chatsworth, California from August 7, 2007 through August 10, 2007, primarily to assess the due diligence process, to review GT’s response draft merger agreement and supplemental comments, to view in person the Company’s executive offices and to make further inquiries regarding the Company’s business and prospects. The parties had several meetings with members of the Company’s management to discuss the Company’s business strategy, the Company’s assets, and the compatibility of the corporate cultures of the Company and Plethico. During the period in which Dr. Patel and Mr. Pai were in Chatsworth, California, the parties, including representatives from Brocair, Morgan Joseph, Skadden and GT, negotiated various aspects of the proposed merger agreement. The Company reiterated during these discussions that it would not approve an acquisition transaction without fully committed financing.

On August 7, 2007, the Company Board held a meeting at which GT reviewed with the Company Board its fiduciary responsibilities under Delaware law applicable to a potential sale of control transaction. At this meeting Morgan Joseph also reviewed the investment banking methodologies that it selected to derive a preliminary valuation range for the Company. Morgan Joseph responded to questions relating to its valuation approach based upon the multiple valuation criteria it selected.

As of August 9, 2007, merger agreement negotiations continued; however, there remained certain material open legal, structural and commercial issues that required further discussion and negotiation by the parties. GT and Skadden participated in several correspondences and conference calls to further isolate and refine these issues.

At or about that time, Mr. Pai informed Mr. Bos that due to the recent turmoil in the global credit markets, Plethico was unable to utilize its anticipated financing to secure the necessary funds to consummate the offer and the merger and that Plethico would need to investigate other financing sources. As a result, Mr. Pai informed Mr. Bos that Plethico was unable to proceed with the transaction at such time. Mr. Bos informed Mr. Pai that the Company was disappointed with this set back but, if needed, the Company would seek to assist Plethico in obtaining financing, to the extent deemed appropriate in the discretion of the Company Board. However, Mr. Bos further indicated that all work with outside counsel and other professionals that would cause the Company to expend funds would have to cease and could not resume until Plethico’s funding was either entirely in place or unconditionally committed. Discussions between Plethico and the Company were largely suspended at this time.

Also, at this time, the Company requested Plethico to reimburse it for all legal and financial advisory expenses and fees and expenses incurred by it to date relating to the potential transaction, irrespective of whether discussions ever resumed. Plethico did not agree to such reimbursement.

On August 10, 2007, Skadden sent to GT a revised merger agreement reflecting Plethico’s current position on various material open issues and reserving for possible future discussion other material open items. Also on August 10, 2007, after travelling from Chatsworth, California, Mr. Pai and Brocair met in New York City to discuss certain elements of the transaction financing. Throughout the process to date, Mr. Bos continued to seek but never received a firm, unconditional commitment from Plethico that it would pay $5.00 per filly diluted share.

On August 13, 2007, Mr. Pai informed Mr. Bos that Plethico had completed much of its due diligence and was focusing on the material open issues in the draft merger agreement. He also reconfirmed Plethico’s good faith commitment to the transaction and indicated that Plethico wished to continue discussions while Plethico’s financing was being finalized.

Mr. Bos promptly forwarded Mr. Pai’s correspondence to the Company Board and reported on the overall status of the transaction. During the third week of August 2007, Mr. Bos reiterated to Mr. Pai that Plethico should reimburse the Company for its expenses incurred to date in connection with the proposed transaction. Plethico again declined to do so. GT and Morgan Joseph were then instructed by Mr. Bos to suspend all work on the proposed transaction. In response to certain correspondences and inquiries, on August 21, 2007 GT directly informed Skadden that the Company was terminating all discussions relating to the transaction until Plethico had obtained financing therefor and that GT was instructed by the Company to “stand down” from any further work and was not authorized to review or discuss the most recently distributed draft merger agreement and latest open issues memoranda.

Mr. Bos continued to remain in contact with Mr. Pai and Brocair, but communications were intermittent pending the outcome of Plethico’s efforts to obtain transaction financing.

On September 27, 2007, Brocair forwarded a letter to Mr. Bos updating Mr. Bos on Plethico’s efforts to finance the transaction. Mr. Bos forwarded the letter to the Company Board and highlighted that while the letter communicated that the financing was moving forward that it also demonstrated that any potential financing could not close for weeks.

On October 15, 2007, Plethico consummated an offering of $75 million principal amount of its convertible bonds, which provided it with a significant portion of the funds necessary to pursue and effect the acquisition of the Company. On October 23, 2007, Mr. Pai contacted Mr. Bos to personally inform him that Plethico had raised $75 million in cash and that Plethico desired to reactivate “fast-track” negotiations regarding a transaction between the Company and Plethico and resume the resolution of open issues. After updating the Company Board on October 24, 2007 and receiving instructions, Mr. Bos agreed to continue negotiations.

On October 26, 2007, Mr. Pai inquired whether the Company had any preliminary third quarter 2007 financial information to share with Plethico. The Company produced to Plethico such draft information. Plethico indicated that in addition to its review of such information, it required additional due diligence information concerning the Company’s acquisition of Medical Research Institute (MRI) in June 2007.

On October 29, 2007, Skadden submitted a supplemental legal due diligence request list and on October 30, 2007, the Company received a supplemental due diligence request list from BDO.

On October 30, 2007, a telephonic conference was held with Brocair, Mr. Pai and the senior members of the Company’s management team. During the conference call, it was noted that Mr. Pai expected to return to the Company’s Chatsworth, California headquarters to update and complete Plethico’s due diligence, but that he would not arrive until November 12, 2007.

On November 1, 2007, preliminary draft information relating to the Company’s third quarter 2007 performance and annual 2007 outlook was forwarded to Mr. Pai, together with a description of the events that caused the Company to incur an operating loss of $4.6 million for its fiscal quarter ended September 30, 2007.

On November 1, 2007, the Company Board formally met at the Company’s headquarters in Chatsworth, California. During the meeting, Mr. Jolicoeur and the Company Board reviewed numerous questions relating to the Company’s third quarter’s financial performance, annual 2007 outlook and future prospects. Mr. Bos described the various communications exchanged with Plethico and its advisors regarding such issues. The Company Board was informed of the additional due diligence that was requested by Plethico as well as the status of the proposed merger agreement which had not been reviewed or addressed by GT since August 13, 2007.

Skadden and GT were instructed by Plethico and the Company, respectively, to resume efforts to resolve the material and all other open issues related to the merger agreement as well as certain structural transaction issues.

On November 2, 2007 the Company mailed to stockholders its definitive proxy statement relating to the election at its 2007 annual meeting of Messrs. Elliott Balbert and Dennis W. DeConcini to serve as Class III Company directors, each for a term of three years, until 2010 (or until their earlier resignation or removal).

On November 6, 2007, a full draft of the Company’s Quarterly Report on 10-Q (including the MD&A section therein) and supporting trial balances were delivered to BDO. Shortly thereafter, Mr. Jolicoeur furnished to Morgan Joseph its revised management case forecast for the five-year period ending December 31, 2011 to reflect various adjustments for nonrecurring and other items and to update the same with the Company’s third quarter 2007 results. Morgan Joseph began to update its valuation models prepared in August 2007.

On November 8, the Audit Committee met in a telephonic session with management and the Company’s auditors to formally review the Company’s most current draft 10-Q. The auditors delivered their standard quarterly representation letter and noted that they had no disputes with management. Members of the audit committee submitted to management their comments to the draft 10-Q, including comments on the MD&A discussion therein.

On the same day, advanced draft copies of the Company’s third quarter 2007 financial statements and footnotes were provided to Plethico and to Brocair. Plethico expressed its disappointment with such results and its concerns about the potential impact on the Company’s full annual 2007 performance and future prospects. As a result, the Company received an additional financial due diligence request from Mr. Pai which included a further request for information about the Company’s June 2007 purchase of MRI. Mr. Pai also informed the Company on November 8, 2007 that he no longer would be traveling to the U.S. on November 12, 2007 to update and finalize Plethico’s due diligence investigation of the Company. After Mr. Bos related the foregoing to the Company Board, it was decided that Mr. Bos should travel to Plethico’s headquarters in Mumbai, India to attempt to negotiate and finalize transaction terms, including price.

On November 11, 2007, Skadden distributed to GT a revised draft merger agreement which, similar to the August 13, 2007 draft, continued to provide for a two-step acquisition structure, consisting of a front-end, all cash tender offer to be followed by a second-step, cash out merger at a yet to be determined price. All other material open issues from the August 13, 2007 draft remained unresolved in the November 11, 2007 draft.

Also, on November 11, 2007, Skadden delivered to Mr. Balbert and his legal counsel revised drafts of proposed tender offer commitment and support agreements, in which Mr. Balbert, as Trustee of the Balbert Family Trust, and his daughter, Trisha Balbert, would agree, among other things, to tender their shares of Common Stock, which in the aggregate represented approximately 42.3% of the then outstanding shares of Common Stock, within five business days after commencement of the Offer. Plethico had indicated in August 2007 that such tender and voting commitments would be a prerequisite for Plethico’s willingness to agree to acquire the Company, but that such agreements would have an appropriate director “fiduciary out” in the case of Mr. Balbert and that such agreements would terminate concurrently with any fiduciary or other termination of the merger agreement.

On November 12, 2007, representatives of the Company’s senior management and GT held a telephonic conference to discuss the most recent draft merger agreement distributed by Skadden, including the fact that the material open issues discussed in August 2007 were still “open” in the latest draft.

Mr. Bos met with Plethico’s senior management and board of directors on November 13, 2007, in Mumbai, India, and during the early morning (EST) of November 14, 2007, a meeting of the Company Board was convened. Mr. Bos reported to the Company Board that Plethico had reevaluated the price per share it was considering and due to what it alleged were material adverse financial changes in the Company’s business since June 30, 2007 Plethico was offering $3.50 per share. After some discussion with the Company Board, Plethico’s offer price was determined to be materially inadequate and was, therefore, rejected by the Company Board. GT thereupon informed Skadden that the $3.50 purchase price had been rejected by the Company Board and management and that Mr. Bos would be returning to the U.S.

As required by applicable SEC regulations and NASDAQ listing criteria, on November 14, 2007 the Company issued its earnings release to report its September 30, 2007 results from operations and filed with the SEC its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2007.

While still in India, in a final attempt to reach a “meeting-of-the minds” on price and other material terms, on November 15, 2007 Mr. Bos again met with Plethico’s management at Plethico’s executive offices in Mumbai, and requested Plethico to receive his presentation on the Company’s third quarter 2007 results and future outlook and to increase its $3.50 per share offer price as a means of continuing negotiations. Mr. Patel responded that if Mr. Bos could present a compelling case why the Company should be valued at an indicative price per share in excess of $3.50, they were prepared to keep the lines of communication open, instruct Skadden to continue working with GT on the draft merger agreement comments received the previous evening from GT, seek to complete all requisite legal due diligence, and seek to finalize with GT all merger agreement schedules and the preparation of all tender offer documentation. Mr. Bos agreed and discussions of the offer price and all other material transaction terms continued.

On November 16, 2007, Skadden circulated a revised draft merger agreement in response to GT’s latest written comments. The Company Board discussed with its advisors that while substantive progress had been made in negotiating sessions between GT and Skadden, as reflected in Skadden’s latest response draft of the merger agreement, certain significant issues remained open.

After further in-person discussions at Plethico’s headquarters on November 16, 2007 ensued, which focused primarily on valuation, Plethico agreed to increase its offer to $4.40 per share and advised Mr. Bos that this was Plethico’s best and final price. In addition, Mr. Bos was informed that Plethico was prepared to expeditiously resolve remaining open points on the draft merger agreement and was prepared to accept substantially all of GT’s and the Company’s positions on the material open points. Mr. Bos then stated that he would take Plethico’s revised offer and message back to the Company Board for its consideration.

After receiving Company Board permission, Mr. Bos instructed GT to work with Skadden to finalize the draft merger agreement to reflect Plethico’s $4.40 per share offer price and the Company’s and GT’s position on the remaining open issues in the most current draft merger agreement. Negotiations ensued to finalize the negotiation of all transaction documentation. Also during that time, Skadden and Mr. Balbert’s legal counsel finalized drafts of the proposed tender and support agreements.

After receiving an update from GT, and given the apparent, near-final agreement on all material open issues, a Company Board meeting was scheduled for November 17, 2007 to consider the proposed transaction, the draft documentation and to receive a valuation and fairness presentation from Morgan Joseph and a legal presentation from GT.

On November 17, 2007, Skadden and GT exchanged a further revised draft merger agreement and Plethico and its counsel advised the Company and its counsel that because Plethico is a public limited company incorporated under the laws of India, Plethico would be required on a pre-tender offer consummation basis under the Foreign Exchange Management Act of 1999, to notify and obtain approval from the Reserve Bank of India to pay the aggregate offer price and merger consideration to all holders of Common Stock.

That same day the Company Board, certain members of the Company’s senior management, GT and Morgan Joseph met telephonically to discuss the progress that had been made on the draft merger agreement. GT communicated to Skadden that approval of the Reserve Bank of India could not be a closing or tender offer condition and that a “reverse break up fee” would be unacceptable. Plethico and Skadden agreed that failure to obtain such approval within 20 business days for any reason would constitute a material breach by Plethico of the entire merger agreement without any remedial limitations. After this was communicated by GT to the Company, a special meeting of the Company Board for 8:00 a.m. (EST) on November 18, 2007 was scheduled to consider approval of the transaction. Work continued at this time on all draft disclosure schedules to the merger agreement.

Upon the advice of GT and at the express instruction of the Company Board, during the entire negotiation of the price and other material terms of the offer and the merger, Mr. Bos did not engage in any discussions with

Plethico regarding to his intentions as to potential employment with the Company or with Plethico or the potential terms of any such employment.

On the morning of November 18, 2007, after all open issues, including price, had been agreed to by the parties, Mr. Bos indicated to the Company Board that, subject to Company Board authorization, he now intended to speak in general terms with Plethico about potential employment and other relationships with Plethico or the Company following the Merger. Mr. Bos then discussed and agreed with Plethico that following consummation of the merger he and Plethico would seek in good faith to agree to the terms of appropriate employment and possible equity participation in either Plethico or the Company, but that no such detailed discussion would occur until after the transaction was consummated.

At 8:00 a.m. (EST) on November 18, 2007, the Company Board held a special meeting to discuss and consider the proposed offer and merger and the approval of the merger agreement, the tender and support agreements and all of the transactions contemplated thereby. At the meeting, Mr. Bos updated the Company Board on his final negotiations with Plethico that day in India, including how Plethico constructed its $4.40 per share offer final price on a fully-diluted basis. GT again reviewed with the Company Board its fiduciary duties under Delaware law and reviewed in detail the final deal structure, timing and terms of the various transaction agreements and then outlined the negotiating progression history with Plethico and Skadden. Representatives of Morgan Joseph then made their valuation presentation and furnished to the Company Board Morgan Joseph’s oral opinion, which was subsequently confirmed by delivery of a written opinion dated as of November 18, 2007, to the effect that, as of November 18, 2007 and based upon and subject to the assumptions, factors, matters, qualifications and limitations set forth in its written opinion, the $4.40 per share consideration to be received in the Offer and the Merger by the holders of Common Stock (other than any Common Stock held by Plethico, the Company and/or their respective affiliates) was fair, from a financial point of view, to such holders. See “Opinion of the Company’s Financial Advisor.”

After these presentations, a question and answer period ensued and the Company Board reviewed and considered the relative risks and merits of the proposed transactions which had been discussed at several previous meetings of the Company Board. See “Reasons for the Recommendation” below. After further remarks by Mr. Bos and representatives of GT and Morgan Joseph, the full Company Board, by unanimous vote, determined that the Offer, the Merger and the transactions contemplated by the merger agreement were advisable, fair to and in the best interests of the stockholders of the Company, approved the form, terms and provisions of the merger agreement, the execution and delivery of the merger agreement, the performance by the Company of its obligations thereunder, and the consummation by the Company of the merger and the transactions contemplated thereby, and resolved to recommend that the Company’s stockholders accept the offer and tender their shares of Common Stock in the offer and vote “for” the adoption of the merger agreement, if necessary, and approved the tender and support agreements for purposes of Section 203 of the DGCL.

In the early afternoon (EST) of November 18, 2007, the merger agreement was executed and delivered by Plethico, Merger Sub and the Company,substantially concurrently with the execution and delivery of the tender and support agreements, and the Company issued a press release in the U.S. and Plethico issued a press release in India announcing the transaction.

Reasons for the Board’s Recommendation

Prior to approving the merger agreement and resolving to recommend that the Company’s stockholders accept the offer and tender their shares pursuant to the Offer, the Company Board considered a number of factors, including:

•	The Company Board’s familiarity with the Company’s business, prospects, financial condition, results of operations and current business strategy.

•	The challenges and risks that the Company faced, and would likely continue to face, if it remained an independent public company, including (a) the Company’s unexpected and disappointing results of operations for its third quarter ended September 30, 2007 and the reasons for such results, including that one of the Company’s largest customers reduced the categories of the Company’s products it would carry and sell on a retail basis, and that a certain Company product generated materially lower sales volume than anticipated at the beginning of fiscal year 2007, (b) the Company’s business plan and prospects generally, (c) the substantial capital expenditures required to pursue an organic growth strategy for the Company, (d) that the Company’s competitors have significantly greater resources than the Company and the ability to achieve revenue and cost synergies, economies-of-scale and “power buying” agreements and arrangements that are presently and highly likely to remain unavailable to the Company, (e) the industry’s maturation and continuing trend of consolidation, (f) the Company’s inability to penetrate foreign markets due to its small scale and size, and (g) in relation to the foregoing, the risks and uncertainties of the long-term value of the Common Stock.

•

Prevailing market conditions and the historical trading prices and volatility of the Common Stock, including that the $4.40 per share price represents a premium of approximately (A) 94% over the $2.27 closing price per share of Common Stock on the last trading day prior to the announcement of the merger agreement, (B) 42% over the $3.09 closing price per share of Common Stock on the 30th trading day prior to the announcement of the merger agreement, (C) 30% over the $3.38 closing price per share of Common Stock on the 60th trading day prior to the announcement of the merger agreement, and (D) 27% over the $3.45 closing price per share of Common Stock on the 90th trading day prior to the announcement of the merger agreement.

•	That the substantial current premium offered by Plethico was in the best interests of the Company’s stockholders, compared to the speculative and uncertain value of the Common Stock in the future.

•	That the last time the Common Stock traded at a price higher than $4.40 was April 26, 2000.

•

The arm’s-length negotiations with Plethico and the pre-sign process which included both seeking acquisition targets and receiving inquires to the acquire the Company, which were among certain of the factors that helped enable the Board to assess the Company’s value and which led the Board to conclude that Plethico’s offer represented the highest price that would be reasonably attainable for the Company’s stockholders.

•

That the merger agreement provides for a limited “top-up” option and a subsequent offer period that was negotiated by the parties and that the merger agreement further provides that, under certain circumstances, Plethico would be required to extend the offer period beyond the initial expiration date if certain conditions to consummation of the offer were not satisfied as of the initial expiration date of the offer or, if applicable, subsequent expiration dates.

•

The terms of the merger agreement, including the representations, warranties and covenants of the parties, as well as the conditions to their respective obligations to consummate the transactions contemplated thereunder, and the likelihood of consummation of the offer and the merger.

•	The likelihood of the receipt by Plethico of the approval by the Reserve Bank of India to pay the offer consideration and the merger consideration.

•	The general reputation of Plethico in India, and the sophistication and experience of Plethico in executing corporate transactions.

•	The availability of statutory appraisal rights under Delaware law with respect to the second-step (long or short-form) merger.

•	That the cash consideration in the Offer and the Merger, although fully taxable, provides certainty of value.

•

Morgan Joseph’s fairness opinion delivered to the Company Board (which was subsequently confirmed in writing) to the effect that, as of November 18, 2007 and based upon and subject to the various considerations described in its opinion, the $4.40 per share consideration to be received by the holders of the Company’s common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of Morgan Joseph’s written opinion to the Company Board, setting forth the assumptions made, the procedures followed, the matters considered, and the limitations on the review undertaken by Morgan Joseph, is attached as Annex A to this Statement and is incorporated by reference. Company stockholders are encouraged to read the Morgan Joseph opinion carefully and in its entirety.

•

That during the Company’s and its financial advisors’ canvassing of the market for acquisition targets, the Company received expressions of interest from several potential acquirers, but none of which presented a price higher than $3.80 per share.

•

That solicitations of potential seller-candidates did not yield any viable targets which, if acquired, would produce the revenue synergies, drive profitability, and improve market share or have an accretive effect on the price of the Common Stock, thus making it unlikely that remaining independent and executing management’s business plan would be more likely to result in a value to the Company’s stockholders greater than $4.40 per share.

•

That the cash tender offer structure, to be followed as soon as practicable by a second-step merger for the same net per share cash price, enables the Company’s stockholders to obtain full, premium liquidity at the earliest possible time.

•	The fact that the Company’s Chairman and largest stockholder intends to tender his shares of Common Stock in the Offer.

•

The Board’s ability, under the “fiduciary out” provisions of the Merger Agreement, to consider an unsolicited superior offer and, in certain circumstances, to terminate the Merger Agreement to accept such an offer upon payment of a reasonable termination fee.

•

The fact that Plethico obtained all cash funds necessary to complete the offer and the merger and to pay all related transaction expenses, and the lack of any Plethico financing contingency in the Merger Agreement.

•

The Board’s determination that the terms of the merger agreement and the conditions to Purchaser’s obligation to consummate the offer and the merger were extensively negotiated by the Company’s public M&A counsel and that there are limited circumstances under which Plethico would be entitled to abandon or terminate the offer after signing the merger agreement.

The items listed above contain all of the material factors considered by the Company Board. In view of the wide variety of factors considered in connection with its evaluation of the transactions, the Board did not find it practicable to, and did not quantify or assign any relative or specific weight to the items listed above. The Board considered all of these factors as a whole and concluded overall that the transactions are advisable and in the best interests of the Company’s stockholders.

(c)	Opinion of the Company’s Financial Advisor

On November 16, 2007, Morgan Joseph’s fairness opinion committee approved the form of opinion to be delivered to the Company Board, that, as of the date of the opinion, based upon and subject to the assumptions, factors, matters and qualifications and limitations set forth in the opinion, the consideration to be received by the holders of the outstanding shares of Common Stock (other than any shares of Common Stock held by Parent, the Company and/or their respective affiliates), in the proposed Merger, was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Joseph, dated November 18, 2007, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Morgan Joseph provided its opinion solely for the information and assistance of the Company Board in connection with its consideration of the Offer and the Merger. The Morgan Joseph opinion is not a recommendation as to whether or not any holder of Common Stock should tender such Common Stock in connection with the Offer or how any holder of Common Stock should vote with respect to the Merger or any other matter. Furthermore, Morgan Joseph expressed no opinion about the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company.

In conducting its analysis and arriving at its opinion, Morgan Joseph reviewed and analyzed, among other things, the following:

•	the November 16, 2007 draft of the Merger Agreement by and among Parent, Merger Sub and the Company (the “Draft Agreement”);

•

the Company’s Annual Reports on Form 10-K and (Form 10-K/A, where applicable) for the fiscal years ended December 31, 2004, 2005 and 2006, certain interim reports to stockholders and Quarterly Reports on Form 10-Q, and interim data through September 30, 2007 provided by the Company;

•	the reported prices and trading activity for the Common Stock;

•

the Company’s historical financial documents and certain internal information and other data relating to the Company, its business and prospects, including forecasts and projections for fiscal years 2007 through 2011, provided to Morgan Joseph by management of the Company;

•

certain publicly available information concerning certain other companies engaged in businesses which Morgan Joseph believed to be generally comparable to the Company and the trading markets for certain of such other companies’ securities; and

•	the financial terms of certain recent business combinations which Morgan Joseph believed to be relevant.

Morgan Joseph also held discussions with certain officers and employees of the Company concerning the Company’s business and operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as Morgan Joseph deemed appropriate.

For purposes of rendering its opinion, Morgan Joseph, with the Company’s permission, assumed and relied upon the accuracy and completeness of the financial and other information used by the Company and did not attempt to independently verify such information. Morgan Joseph also assumed that the Company’s forecasts and projections provided to or reviewed by it have been reasonably prepared in good faith based on the best current estimates, information and judgment of the Company’s management as to the future business prospects, financial condition, cash flows and results of operations of the Company and its consolidated subsidiaries, and that they provide a reasonable basis upon which to form an opinion. Additionally, Morgan Joseph did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities and made no independent investigation of nor express any view on any legal, accounting or tax matters affecting the Company or its consolidated subsidiaries, and Morgan Joseph has assumed the correctness of all legal, accounting and tax advice given to the Company and the Company Board or any committee thereof.

Morgan Joseph’s opinion does not address the underlying business decision of the Company to engage in the transactions contemplated by the Draft Agreement, or the relative merits of such transactions as compared to any strategic alternatives that may be available to the Company. Morgan Joseph’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Morgan Joseph as of the date of its opinion, and Morgan Joseph assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Morgan Joseph expressed no opinion as to the price at which the Common Stock will actually trade at any time.

The following is a summary of the types of material financial analyses delivered by Morgan Joseph to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the types of financial analyses performed by Morgan Joseph, nor does the order of analyses described represent relative importance or weight given to those analyses by Morgan Joseph. Except as may otherwise be noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 15, 2007 and is not necessarily indicative of current market conditions.

Summary of Implied Valuations. Morgan Joseph used the methodologies listed below (and discussed in further detail hereafter) to calculate the listed ranges of the implied per share value of the Common Stock:

•	Precedent Change of Control Transaction Analysis

•	Discounted Cash Flow Analysis

•	Leveraged Buyout Analysis

•	Selected Public Company Trading Analysis

•	Public Acquisition Premium Analysis

Precedent Change of Control Transaction Analysis. Morgan Joseph used the valuation multiplies received by eight acquired companies (expressed as a multiple of sales and EBITDA) in the nutrition, supplement, personal care, over-the-counter consumer product and pharmaceutical industries since 2002 to estimate the enterprise value of the Company.

Discounted Cash Flow Analysis. Morgan Joseph performed a discounted cash flow analysis to determine a range of implied enterprise values utilizing the Company’s projections through December 31, 2011 and certain assumptions regarding the cost of debt and equity.

Leveraged Buyout Analysis. Morgan Joseph also performed a leveraged buyout analysis utilizing the Company’s projections through December 31, 2011 and certain assumptions about the Company’s debt financing capacity and the required returns on debt and equity.

Selected Public Company Trading Analysis. Morgan Joseph also performed a selected public company trading analysis pursuant to which it selected eight companies in the nutrition and supplement industry. For each of the selected companies, Morgan Joseph calculated (i) the total enterprise value as a multiple of such company’s LTM net sales and EBITDA, 2007 estimated net sales and EBITDA and 2008 estimated net sales and EBITDA and (ii) the enterprise value of each selected company as a multiple of net sales and EBITDA over the same time periods.

Public Acquisition Premium Analysis. Morgan Joseph also performed a public acquisition premium analysis by comparing approximately 73 acquired companies and calculating the offer premium as a percentage of certain trading prices prior to announcement of the relevant acquisition.

The type and amount of consideration payable in the Offer and the Merger were determined through negotiations between the Company and Parent and approved by the Company Board. The decision to enter into the Merger Agreement was solely that of the Company Board. The Morgan Joseph opinion was just one of many factors taken into consideration by the Company Board. Consequently, Morgan Joseph’s analyses should not be viewed as determinative of the decision of the Company Board with respect to the approval and adoption of the Merger Agreement by the Company Board.

For a description of the Engagement Letter and fees payable by the Company to Morgan Joseph, see “Item 5—Persons/Assets Retained, Employed, Compensated or Used” below.

(d)	Intent to Tender

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer, director and affiliate of the

Company currently intends to tender in the Offer all shares of Common Stock over which he, she, or it has sole dispositive power, other than such shares of Common Stock, if any, that such person may have an unexercised right to purchase by exercising Options. The Supporting Stockholders have entered into the Tender and Support Agreements described under Item 3 Past Contracts, Transactions, Negotiations and Agreements.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company has retained Morgan Joseph as its financial advisor in connection with the Offer and the Merger. The Company has also engaged Morgan Joseph to provide a written opinion as to the fairness, from a financial point of view, of the consideration to be received by the Company’s stockholders in the Merger, which written opinion is filed herewith as Annex A and is incorporated herein by reference.

Morgan Joseph is an investment banking firm. As part of its investment banking services, Morgan Joseph is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

Morgan Joseph was retained by the Company to act as its financial advisor in connection with the Merger based on Morgan Joseph’s experience as a financial advisor in mergers and acquisitions. Under the terms of the Company’s engagement letter with Morgan Joseph dated October 17, 2006, as amended on March 21, 2007 (the “Engagement Letter”), the Company has paid or agreed to pay certain fees for Morgan Joseph’s services, a significant portion of which is contingent upon the consummation of the Merger. Among the fees paid or payable by the Company is a $100,000 retainer and a quarterly fee of $25,000 beginning six months from the date of the Engagement Letter. Whether or not the merger is consummated, the Company has agreed to reimburse Morgan Joseph for certain of its expenses incurred pursuant to the Engagement Letter, including attorneys’ fees and disbursements, and to indemnify Morgan Joseph and related persons against various liabilities relating to the services rendered by Morgan Joseph pursuant to the Engagement Letter, including any expenses incurred in security holder actions or proceedings. Additionally, in the event the Merger is consummated, the Company has agreed to pay Morgan Joseph a significant, additional fee calculated as a percent of the aggregate consideration paid or payable to the Company or its security holders in connection with the Merger and any related transactions.

Other than the services provided by Morgan Joseph to the Company pursuant to the Engagement Letter, Morgan Joseph has had no other investment banking relationship with the Company during the past two years. In the normal course of its business, Morgan Joseph may actively trade the Company’s equity securities for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in the Company’s securities. Morgan Joseph has consented to the inclusion of and references to its opinion in this Statement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

No transactions in shares of Common Stock have been effected during the past sixty days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer or other acquisition of the Company’s securities by the

Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth above, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

(a)	Section 203 of the Delaware Business Combination Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Tender and Support Agreements and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement and the Tender and Support Agreements.

(b)	Appraisal Rights.

No appraisal rights are available to holders of shares of Common Stock in connection with the Offer. However, if the Merger is consummated, each holder of shares of Common Stock that did not tender such holder’s Common Stock in the Offer at the Effective Time, who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Common Stock (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Common Stock held by such holder. Any such judicial determination of the fair value of the Common Stock could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Common Stock. Stockholders should recognize that the value so determined could be higher or lower than the price per share of Common Stock paid pursuant to the Offer. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Common Stock is less than the price paid in the Offer. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

If any holder of Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the shares of Common Stock of such stockholder will be converted into the right to receive the Offer Price in accordance with the

Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

(c)	Regulatory Approvals.

Reserve Bank of India Clearance. Because Parent is a public limited company incorporated under the laws of India, Parent is required, under the Foreign Exchange Management Act of 1999 (“FEMA”), to notify and obtain clearance from the Reserve Bank of India in order to pay the aggregate Offer Price and the aggregate Merger Consideration to all holders of Common Stock and all fees and disbursements incurred and to be incurred in connection with all of the transactions contemplated by the Merger Agreement. Under FEMA, there are two routes to make the required notice and obtain the required clearances from the Reserve Bank of India: (i) a “fast track” or “automatic” route and (ii) a “normal” route. Under the automatic route, an Indian company does not require any prior approval of the Reserve Bank of India and is required only to submit notification and certain specified information to the Reserve Bank of India through an “authorized dealer” bank. Proposals not covered by the automatic route require the prior approval of the Reserve Bank of India, which involves a substantive review by the Reserve Bank of India of the viability of the proposed investment outside of India, the financial position and business track records of the Indian company and non-Indian entity, the expertise of the Indian company in the business conducted by the non-Indian entity and the contribution to external trade and other benefits which will accrue to India through the proposed transaction. To be eligible for the automatic route, the following criteria must be met: (i) the total financial commitment of the Indian company must not exceed 400% of the Indian company’s net worth, (ii) the Indian company must not be on the Reserve Bank of India’s exporters caution list, list of defaulting parties or list of parties under investigation by any investigative agency or regulatory authority, (iii) all matters must be routed to the Reserve Bank of India through one authorized dealer bank designated by the Indian company and, (iv) in the case of a partial or full acquisition of an existing non-Indian company, where the investment by the Indian company is more than US$5,000,000, a valuation of the target company must be made by a Category I Merchant Banker registered with the Securities Exchange Board of India or an investment banker or merchant banker outside India registered with the appropriate governmental authorities in the host country. Under the automatic (fast track) route, the required clearances from the Reserve Bank of India under FEMA would be obtained concurrently with providing the required notice and submitting the required information to the Reserve Bank of India through a designated authorized dealer bank.

Parent has advised the Company that Parent believes that it qualifies to make the required notice and obtain the required clearances from the Reserve Bank of India pursuant to the automatic (fast track) route discussed above in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Tender and Support Agreements and Parent has expressly stated in the Merger Agreement that Parent does qualify to make the required notice and obtain such required clearances pursuant to the automatic (fast track) route discussed above. Further, the Merger Agreement expressly requires Parent to submit to the Reserve Bank of India and any other applicable Indian authorities, a true and complete notice and application and request for clearance with regard to the Offer, the Merger and the other transactions contemplated by the Merger Agreement and to ensure that the same is unconditionally procured no later than the 20th business day following the date of the Merger Agreement. Parent has advised the Company that it intends to submit such notice and application and request for clearance as soon as practicable.

United States Antitrust Approvals. Expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if any, is a condition to Merger Sub’s obligation to accept for payment and pay for shares of Common Stock tendered pursuant to the Offer. The Company believes, and Parent has advised the Company that Parent believes, that the provisions of the HSR Act, are not applicable to the Offer and the Merger. If such provisions were applicable to the Offer, the Offer could not be consummated until the expiration of a 15-calendar day waiting period commenced by the filing of the required Notification and Report Forms with respect to the Offer, unless Parent received a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If the HSR Act were applicable to the Offer and the HSR Act waiting period expired or was terminated, consummation of the Merger would not require an additional filing under the HSR Act if Parent or Merger Sub owns 50% or more of the outstanding shares of Common Stock at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Parent’s proposed acquisition of the Company. At any time before or after Merger Sub’s acquisition of shares of Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock pursuant to the Offer or the consummation of the Merger or seeking the divesture of shares of Common Stock acquired by Parent or Merger Sub or the divestiture of substantial assets of the Company or of Parent or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

Foreign Antitrust Approvals. It is a condition to Parent’s and Merger Sub’s obligation to accept for payment and pay for shares of Common Stock tendered pursuant to the Offer that any required approvals or consents in respect of the transactions contemplated by the Merger Agreement shall have been obtained under any applicable antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership (“Foreign Antitrust Laws”), and that any applicable waiting periods thereunder have expired or been terminated. The Company is not aware, and Parent has advised the Company that it is not aware, of any Foreign Antitrust Laws that are applicable to the Offer or the Merger. Parent has expressly stated in the Merger Agreement that no foreign antitrust laws under which approval or consents would be required to be obtained other than the above-referenced clearance with the Reserve Bank of India are required in connection with consummation of the offer and the transactions contemplated under the Merger Agreement including the merger. If any Foreign Antitrust Laws are applicable to the Offer or the Merger, the Company and Parent intend to promptly make any filings required thereunder and, subject to the terms and conditions of the Merger Agreement, take such other actions to enable consummation of the Offer and the Merger.

(d)	Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company irrevocably granted to Parent and Merger Sub a non-transferable option (the “Top-Up Option”), exercisable only after the acceptance by Merger Sub of, and payment for, shares of Common Stock tendered in the Offer, to purchase from the Company such number of shares of authorized and unissued shares of Common Stock that, when added to the number of shares of Common Stock owned by Parent and/or Merger Sub at the time of such exercise, constitutes one share of Common Stock more than 90% of the shares of Common Stock then outstanding calculated on a fully diluted basis, and giving effect to the issuance of all shares of Common Stock subject to the Top-Up Option (such shares of Common Stock subject to the Top-Up Option, the “Top-Up Shares”), at a price per share equal to the Offer Price. The Top-Up Option may be exercised by Parent or Merger Sub, in whole and not in part, only once, at any time during the 20-business-day period next following the expiration of the Offer pursuant to the Merger Agreement or the expiration of any subsequent offering period. The purchase price for the Top-Up Shares shall be paid by Parent or Merger Sub by paying in cash an amount equal to the aggregate par value of the Top-Up Shares, which shall be allocated to the Company’s stated (or “paid-in”) capital account, and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of the purchase price, which balance shall be allocated to the Company’s “additional capital” account.

The Top-Up Option shall not be exercisable to the extent (i) the number of shares of Common Stock issuable upon exercise of the Top-Up Option would exceed the number of authorized and unissued shares of

Common Stock, (ii) any provision of applicable law or any judgment, injunction, order or decree of any governmental entity shall prohibit such exercise, or require any action, consent, approval, authorization or permit of, action by, or filing with or notification to, any governmental entity in connection with the exercise of the Top-Up Option or the delivery of the Top-Up Shares in respect of such exercise, if such action, consent, approval, authorization or permit, action, filing or notification has not theretofore been obtained or made, (iii) the issuance of the shares of Common Stock upon exercise of the Top-Up Option would require approval of the Company’s stockholders under NASDAQ rules or (iv) any law, injunction, judgment or ruling is in effect enjoining, restraining, preventing or prohibiting the Merger or making consummation of the Merger illegal or Merger Sub has not accepted for purchase and paid for all shares of Common Stock validly tendered in the Offer. Also, under the Merger Agreement, Parent and Merger Sub are required, concurrently with any exercise of the Top-Up Option and issuance of the Top-Up Shares, to consummate the Merger as a “short-form” merger pursuant to Section 253 of the DGCL as described under the caption “Short-form Merger” below and terminate the Company’s reporting status under the Exchange Act.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(e)	Short-form Merger.

Under Section 253 of the DGCL, if Merger Sub acquires, pursuant to the Offer or otherwise (including through exercise of the Top-Up Option), at least 90% of the outstanding shares of Common Stock, Merger Sub will be able to effect the Merger after consummation of the Offer without a vote of the Company’s stockholders. If Merger Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger.

(f)	Section 14(f) Information Statement.

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

(g)	Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, as well as the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2007, June 30, 2007 and September 30, 2007, filed by the Company with the SEC, each of which is incorporated herein by reference.

(h)	Projected Financial Information.

The Company does not, as a matter of course, make public forecasts or projections as to future performance or financial data and is especially wary of making projections for extended earnings periods due to the inherent unpredictability of the underlying assumptions and estimates. However, in connection with the Company Board’s review process, the Company provided certain projections to Parent and to the Company’s financial advisors, which projections were based on the Company’s estimate of its future financial performance as of the date they were provided. Included below are the material portions of the projections to give stockholders access to certain nonpublic information prepared for purposes of considering and evaluating the Offer and the Merger. The inclusion of this information should not be regarded as an indication that the Company’s management, the Company Board, Morgan Joseph or Parent considered, or now considers, this information to be a reliable prediction of actual future results, and such data should not be relied upon as such. Neither the Company nor any of its affiliates or representatives has made or makes any representations to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to provide any update or revision thereof.

è	The following table details management’s 2007 estimate (pro forma for the acquisition of MRI) and operating projections through 2011:

	Year ended
	2007 E	2008 P	2009 P	2010 P	2011 P
	($ in thousands)
Net revenue:
Hair	$6,100	$6,556	$7,048	$7,400	$7,770
Novogen	2,200	2,091	2,007	1,947	1,908
Prolab	11,400	12,543	13,484	14,495	15,583
UK	2,000	2,553	3,192	3,830	4,596
Bio Minerals	—	6,600	7,095	7,450	7,822
Core	47,400	49,875	51,870	53,945	56,103

Natrol net revenue - before MRI	69,100	80,219	84,696	89,067	93,782
MRI (full year impact)	25,100	30,956	35,599	39,871	43,858

Natrol net revenue	94,200	111,174	120,295	128,938	137,640
EBIT:
Hair	$3,100	$3,395	$3,714	$3,944	$4,187
Novogen	700	685	644	615	597
Prolab	(370)	542	680	832	999
UK	(360)	(261)	(189)	(102)	14
Bio Minerals	—	660	796	896	1,002
Core	6,100	8,720	9,393	10,099	10,841
Corporate expenses	(7,800)	(8,503)	(8,852)	(9,170)	(9,479)

Natrol EBIT - before MRI	1,370	5,238	6,187	7,115	8,161
MRI (full year impact)	3,920	6,019	7,481	8,859	10,169

Natrol EBIT	5,290	11,258	13,668	15,974	18,330
Depreciation and amortization	1,096	760	626	528	699

Natrol EBITDA	6,386	12,018	14,294	16,502	19,029

The projections described above were prepared by management and were not prepared with a view towards public disclosure or compliance with generally accepted accounting principles or with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections. The Company’s independent registered public accounting firm, Stonefield Josephson, Inc., has neither examined nor compiled the projections or analyses and, accordingly, Stonefield Josephson, Inc. does not express an opinion or any other form of assurance with respect thereto. The Stonefield Josephson, Inc. report included in the Company’s historical financial statements does not extend to these projections and should not be read to do so. The internal financial forecasts (upon which the projections were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretation and periodic revision based on actual experience and business developments. The projections described above also reflect numerous assumptions made by the Company’s management with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond management’s control. Accordingly, there is no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. In addition, the projections do not consider the effect of the Offer and the Merger.

Readers of this Schedule 14D-9 are cautioned not to rely on the projections described above. These projections are forward-looking statements and are based on expectations and assumptions at the time they were prepared. The projections are not guarantees of future performance and involve risks and uncertainties that may cause future financial results and stockholder value of the Company to materially differ from those expressed in the projections. Accordingly, the Company cannot assure you that the projections described above will be realized or that the Company’s future financial results will not materially vary from the projections. The projections described above do not take into account the Offer and the Merger or any of the transactions contemplated by the Merger Agreement. The Company does not intend to update or revise the projections. For a discussion of risks and uncertainties that may be relevant to the Company’s results, please refer to the Company’s filings with the SEC.

Item 9. Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated November 27, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).*

(a)(1)(ii)	Form of Letter of Transmittal dated November 27, 2007 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(iii)	The Information Statement of the Company, dated as of November 27, 2007 (incorporated by reference to Annex B attached to this Schedule 14D-9).*

(a)(2)(i)	Press release issued by the Company dated November 18, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 19, 2007 (File No. 0-24567)).

(a)(2)(ii)	Summary Advertisement published in the New York Times dated November 27, 2007 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(2)(iii)	Letter to Stockholders of the Company dated November 27, 2007.*

(a)(5)	Opinion of Morgan Joseph & Co., Inc., dated November 18, 2007 (incorporated by reference to Annex A attached to this Schedule 14D-9).*

(e)(1)	Agreement and Plan of Merger dated as of November 18, 2007, among the Company, Merger Sub and Parent (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on November 19, 2007 (File No. 0-24567)).

(e)(2)(A)	Natrol, Inc. Change-in-Control Bonus Plan dated November 8, 2005 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed by the Company with the SEC on November 14, 2005 (File No. 0-24567)).

(e)(2)(B)

Natrol, Inc. 2006 Bonus Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed by the Company with the SEC on May 1, 2006 (File No. 0-24567)), as amended by Amendment to Change of Control Bonus Plan for Senior Executives dated May 3, 2007 (incorporated by reference to Exhibit 10.18 of the Company’s Current Report on Form 8-K filed by the Company with the SEC on May 9, 2007 (File No.

0-24567)).

(e)(2)(C)	Natrol, Inc. 2006 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed by the Company with the SEC on July 7, 2006 (File No. 0-24567)).

(e)(2)(D)	Natrol, Inc. 2007 Bonus Incentive Compensation Plan dated May 3, 2007 (incorporated by reference to Exhibit 10.17 of the Company’ Current Report on Form 8-K filed by the Company with the SEC on May 9, 2007 (File No. 0-24567)).

Exhibit No.	Description

(e)(2)(E)	Natrol, Inc. Amended and Restated 1996 Stock Option and Grant Plan (incorporated by reference to Appendix A of the Definitive Proxy Statement on Schedule 14A of the Company, filed with the SEC on May 2, 2000 (file No. 0-24567)).

(e)(3)	Non-Disclosure and Confidentiality Agreement between the Parent and the Company dated as of July 26, 2007 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(4)	Tender and Support Agreement dated as of November 18, 2007 by and between Parent and Elliott Balbert and Cheryl Balbert, as Trustees of the Balbert Family Trust (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Company with the SEC on November 19, 2007 (File No. 0-24567)).

(e)(5)	Tender and Support Agreement dated as of November 18, 2007 by and between Parent and Trisha Balbert (incorporated by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by the Company with the SEC on November 19, 2007 (File No. 0-24567)).

*	Included in copies mailed to stockholders of Natrol, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATROL, INC.

By:	/s/ Dennis R. Jolicoeur

Name:	Dennis R. Jolicoeur
Title:	Chief Financial Officer, Treasurer and Executive Vice President

Dated: November 27, 2007

Annex A

FAIRNESS OPINION

November 18, 2007

Board of Directors

Natrol, Inc.

21441 Prairie Street

Chatsworth, California 91311

Gentlemen:

We understand that Plethico Pharmaceuticals Limited, a public limited company incorporated under the laws of India (“Plethico”) proposes to acquire all of the outstanding Common Stock of Natrol, Inc., a Delaware corporation (the “Company”) (the “Proposed Transaction”). The holders of outstanding common stock of the Company (“Common Stock”) will receive $4.40 per share in cash upon the consummation of the Proposed Transaction. The terms and conditions of the Proposed Transaction are set forth in more detail in the November 16, 2007 draft of the Agreement and Plan of Merger by and among Plethico, Nutra Acquisition Company, Inc., an indirect wholly owned subsidiary of the Company, and the Company (such draft being referred to herein as the “Agreement”).

You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Common Stock (other than any Common Stock held by Plethico, the Company and/or their respective affiliates) of the consideration to be received by such holders in the Proposed Transaction.

In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

i.	the Agreement;

ii.	the Company’s Annual Reports on Form 10-K and (Form 10-K/A, where applicable) for the fiscal years ended December 31, 2004, 2005 and 2006, certain interim reports to stockholders and Quarterly Reports on Form 10-Q, and interim data through September 30, 2007 provided by the Company;

iii.	the reported prices and trading activity for the Common Stock;

iv.	the Company’s historical financial documents and certain internal information and other data relating to the Company, its business and prospects, including forecasts and projections for fiscal years 2007 through 2011, provided to us by management of the Company;

v.	certain publicly available information concerning certain other companies engaged in businesses which we believe to be generally comparable to the Company and the trading markets for certain of such other companies’ securities;

and

vi.	the financial terms of certain recent business combinations which we believe to be relevant.

We have also participated in meetings with certain officers and employees of the Company concerning the Company’s business and operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have, with your permission, assumed and relied upon the accuracy and completeness of the financial and other information used by us and we have not attempted independently to verify such information, nor do we assume any responsibility to do so. We have also assumed that the Company’s forecasts and projections provided to or reviewed by us have been reasonably prepared in good faith based on the best current estimates, information and judgment of the Company’s management as to the future business prospects, financial condition, cash flows and results of operations of the Company and its consolidated subsidiaries, and that they provide a reasonable basis upon which we can form an opinion. We make no representation or warranty, express or implied, as to the accuracy and completeness of such information and nothing herein is or shall be relied upon as such a representation, whether as to the past, present or future. We have made no independent investigation of and express no view on any legal, accounting or tax matters affecting the Company or its consolidated subsidiaries, and we have assumed the correctness of all legal, accounting and tax advice given to the Company and its Board of Directors or any committee thereof. We have not conducted a physical inspection of the properties and facilities of the Company or any of its subsidiaries, nor have we made or obtained any independent evaluation or appraisal of such properties and facilities or the Company’s or any subsidiary’s assets or liabilities. Specifically, we have not made or obtained an independent evaluation or appraisal of the Company’s intellectual property or intellectual property rights. We have also taken into account our assessment of general economic, market and financial conditions known to us and our experience in similar transactions, as well as our experience in securities and business valuation in general. Our opinion necessarily is based upon economic, financial, political, regulatory and other conditions as they exist and are known to us and can be evaluated by us on the date hereof and we have assumed that there have been no material changes to the Company’s assets, financial condition, results of operations and business prospects since the date of its last financial statements made available to us. We have also assumed, with your permission, that (i) there have been no material changes in the Company’s business prospects, financial condition or results of operations since the date of its last financial statements made available to us; (ii) the final form of the Agreement will not differ in any material respect from the November 16, 2007 draft furnished to us; (iii) the Proposed Transaction will be consummated in accordance with the terms described in the Agreement (without any amendments thereto), without waiver by the Company of any of the conditions to its obligations thereunder, and (iv) in all respects material to our analysis, the representations and warranties made by the parties to the Agreement are true and correct. We assume no responsibility to update or revise our opinion based upon events or circumstances occurring or becoming known to us after the date hereof. We reserve, however, the right to withdraw, revise or modify our opinion based upon additional information which may be provided to or obtained by us, which suggests, in our judgment, a change in the assumptions (or the bases therefor) upon which our opinion is based.

This letter and the opinion expressed herein are solely for the use by the Board of Directors of the Company and not with a view toward public disclosure under any securities law or otherwise. This opinion only addresses the fairness from a financial point of view, as of the date hereof, of the consideration to be received by holders of Common Stock to purchase Common Stock of the Company in the Proposed Transaction, and we do not express any views on any other term of the Proposed Transaction or the Agreement, including, without limitation, any opinion about the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons in connection with the Proposed Transaction, whether relative to the compensation to the public stockholders of the Company in connection with the Proposed Transaction or otherwise.

This opinion does not address the Company’s underlying business decision to approve the Proposed Transaction, and it does not constitute a recommendation to the Company, its Board of Directors or any committee thereof, its stockholders (including with respect to whether any stockholder should tender its shares of Common Stock in connection with the Agreement), or any other person as to any specific action that should be taken in connection with the Proposed Transaction or otherwise. This opinion does not express any opinion as to the prices at which the Common Stock will actually trade at any time.

This opinion has been approved by our fairness committee for delivery to you, the Company’s Board of Directors, in connection with the Proposed Transaction. It is understood that this letter is for the benefit and use of the members of the Board of Directors of the Company in their consideration of the Proposed Transaction and does not confer rights or remedies upon the Company, Plethico or the security holders of the Company or Plethico. Further, it is understood

A-2

that this letter should not be construed as creating any fiduciary duty on our part to any such party. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent except the Company may include this opinion in its entirety in any proxy statement or information statement relating to the transaction sent to the Company’s stockholders; provided that any description or reference to Morgan Joseph & Co. Inc. or this opinion included in such proxy statement, or information statement or solicitation/recommendation statement on Schedule 14d-9 filed under the Exchange Act of 1934, as amended, shall be in form and substance reasonably acceptable to us.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Proposed Transaction and will receive a fee for our services, a significant portion of which is contingent upon the signing of the Agreement or the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Morgan Joseph & Co. Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses in connection with mergers, acquisitions, underwritings, private placements of listed and unlisted securities, financial restructurings and other financial services, and it (or one or more of its affiliates) may actively trade the debt and equity securities of the Company or Plethico for its own account and for the accounts of its customers and accordingly may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing and such other factors as we deem relevant, it is our opinion as investment bankers that, as of the date hereof, the consideration to be received by the holders of Common Stock (other than any Common Stock held by Plethico, the Company and/or their respective affiliates) in the Proposed Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

MORGAN JOSEPH & CO. INC.

A-3

Annex B

NATROL, INC.

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED

IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about November 27, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.01 per share (the “Common Stock”), of Natrol, Inc., a Delaware corporation (the “Company”).

The Schedule 14D-9 relates to the cash tender offer by Nutra Acquisition Company Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Plethico Pharmaceuticals Limited, a public limited company incorporated under the laws of India (the “Parent”), disclosed in a Tender Offer Statement on Schedule TO dated November 27, 2007 (the “Schedule TO”) and filed with the Securities and Exchange Commission (“SEC”), to purchase all of the outstanding shares of Common Stock at a price of $4.40 per share, net to the seller in cash, without interest (such price per share, or if increased, such higher price per share, the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 27, 2007, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of November 18, 2007 (the “Merger Agreement”) by and among the Company, the Parent and Merger Sub.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent provided the information in this Information Statement concerning Parent, Merger Sub and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock has one vote. As of November 14, 2007, 14,261,944 shares of Common Stock were issued and outstanding.

BACKGROUND INFORMATION

On November 18, 2007, the Company entered into the Merger Agreement with Parent and Merger Sub. The Merger Agreement provides, among other things, for the making of the Offer by Merger Sub and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as promptly as practicable, and in any event within two business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware

General Corporation Law (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

In the Merger, the shares of Common Stock issued and outstanding immediately prior to the consummation of the Merger (other than shares of Common Stock owned by the Company or any direct or indirect subsidiary of the Company and any shares of Common Stock owned by Parent, Merger Sub, or any subsidiary of Parent or Merger Sub or held in the treasury of the Company, all of which will be cancelled, and other than shares of Common Stock, where applicable, held by stockholders who are entitled to and who have properly exercised appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

DIRECTORS DESIGNATED BY MERGER SUB

Right to Designate Directors

The Merger Agreement provides that promptly upon the purchase by Merger Sub pursuant to the Offer of such number of shares of Common Stock as represents at least a majority of the then-outstanding shares of Common Stock calculated on a fully-diluted basis, and from time to time thereafter (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder), Parent shall be entitled to designate such number of directors (the “Designees”), rounded up to the next whole number, on the Board as will give Merger Sub representation on the Board equal to the product of (x) the total number of directors on the Board (after giving effect to any increase in the number of directors pursuant to Section 1.3 of the Merger Agreement) and (y) the percentage that such number of shares of Common Stock so purchased bears to the total number of shares of Common Stock then outstanding. The Merger Agreement further provides that the Company shall increase the size of the Board or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Parent with such level of representation and shall cause Parent’s designees to be so elected or appointed. Additionally, the Merger Agreement provides that the Company shall also use its reasonable best efforts to cause individuals designated by Parent to constitute the same percentage of each committee of the Board and each board of directors of each subsidiary of the Company (and each committee thereof) as the percentage of the entire Board represented by individuals designated by Parent. The Merger Agreement provides further that at the request of Merger Sub, the Company shall take all actions necessary to effect any such election or appointment of Parent’s designees, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder, which shall be so mailed together with the Schedule 14D-9.

Information with respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be the Designees. However, the Designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is c/o Plethico Pharmaceuticals Limited,

Administrative Office, 37, Pologround, Industrial Estate, Indore 452015 (M.P.), India. All the positions listed under Principal Occupation or Employment for each Potential Designee are positions within Parent unless otherwise indicated.

Name	Age	Principal Occupation or Employment	Citizenship
Mr. Shashikant Patel	63	Chairman & Managing Director	Indian
Mr. Rajiv Bedi	43	President	Indian
Mr. Hemant Modi	48	Chief Operation Officer	Indian
Mr. Sanjay Pai	36	Chief Finance Officer	Indian
Mr. Manmohan A. Patel	58	Secretary and Treasurer of Merger Sub; Physician	Indian

CURRENT BOARD OF DIRECTORS

The Board of Directors of the Company is presently composed of seven members and is divided into three classes, categorized as Class I, Class II and Class III. Each year, the directors in one of the three classes are elected to serve a three-year term.

Name	Age	Principal Occupation/Employment	Director Since
Elliott Balbert	62	Executive Chairman and Director	1980
Wayne M. Bos	41	President, Chief Executive Officer and Director	2006
Dennis W. DeConcini(1)(2)(3)	70	Director	1999
Thomas L. Doorley, III(1)(2)(3)	63	Lead Independent Director	2006
Joel A. Katz	63	Director	2006
James R. Peters(1)(2)(3)	61	Director	2006
Ralph R. Simon(1)(2)(3)	60	Director	2006

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.
(3)	Member of Governance and Nominating Committee.

The following are brief biographies of each current member of the Board.

Elliott Balbert, Executive Chairman. Mr. Balbert is a Class III Director. His term will expire in 2010. Mr. Balbert founded the Company in 1980 and served as President, Chief Executive Officer and Chairman of the Board until March 2006, when he became Executive Chairman. He has been actively involved in the dietary supplement industry for more than 25 years. Mr. Balbert is currently a board member of the Dietary Supplement Education Alliance (DSEA), where he also served as the first President, the Vitamin Angel Alliance and Board of Regents of Bastyr University. Mr. Balbert is active in lobbying efforts on behalf of the dietary supplement industry, including providing testimony before Congress and hosting bi-partisan caucuses in the House of Representatives.

Wayne M. Bos, President, Chief Executive Officer and Director. Mr. Bos is a Class I Director. His term expires in 2008. Mr. Bos joined the Company in February 2006 and has held his current executive officer positions since March 2006. Since 2004, Mr. Bos has served as a director of Ansett Flight Simulator Centre, an Australian private company. Since 2001, Mr. Bos has served as a director and CEO of Dama Equities, a private investment company. During 2001, Mr. Bos served as a director and CEO of Tomorrow Corporation, an Australian public investment company in the information technology industry. From 1998 to 2001, Mr. Bos was a director and CEO of Sausage Software, an Australian public company. From 1996 to 1999, Mr. Bos was the director of Symex, a management buyout of Uniqema from Imperial Chemical Industries. From 1988 to 1998,

Mr. Bos founded and developed Technology Business Integrators and Spectre Management, two technology management, consulting and project management businesses.

Dennis W. DeConcini, Director. Mr. DeConcini is a Class III Director. His term will expire in 2010. Mr. DeConcini has served on the Board since 1999 and currently serves as the Chairman of the Governance and Nominating Committee. He is a partner in the lobbying firm of Parry, Romani and DeConcini, P.C., as well as a partner of the law firm DeConcini, McDonald, Yetwin & Lacy, P.C, positions he has held since 1995. From 1977 to 1995, Mr. DeConcini served as a United States Senator from Arizona.

Thomas L. Doorley, III, Director. Mr. Doorley is a Class I Director. His term expires in 2008. Mr. Doorley has served on the Board since 2006 and currently serves as the Chairman of the Compensation Committee and as the Lead Director for executive sessions of the independent directors. He is a founding partner and CEO of Sage Partners, a strategic leadership and governance advisory firm, a position he has held since June 2001. From 1984 to June 2001, Mr. Doorley was a partner at Deloitte & Touche LLP (previously Touche Ross). From 1977 to 1984, Mr. Doorley was a founder and managing partner of Braxton Associates, which merged with Touche Ross (later to become Deloitte & Touche LLP). Mr. Doorley also serves as a board member for StratBridge (US) and Advance Ticketing Systems (UK) and is on the Dean’s Advisory Board at The Pennsylvania State University, where he chairs the Chemical Engineering Committee.

Joel A. Katz, Director. Mr. Katz is a Class I Director and his term expires in 2008. Mr. Katz has served on the Board since 2006. He is currently co-managing stockholder and global chair of the international entertainment practice at Greenberg Traurig, LLP, Atlanta, a position he has held since July 1998. He is a leader in the field of entertainment law.

James R. Peters, Director. Mr. Peters is a Class II. Director and his term expires in 2009. Mr. Peters has served on the Board since 2006 and currently serves as the Chairman of the Audit Committee. He has a distinguished 35-year career in the audit practice of Ernst & Young where he worked with public and private companies in diverse industries from August 1971 to July 2006. He also currently serves on the Board of Directors of FzioMed, Inc. Mr. Peters served as a faculty member of the Directors’ Certification Program at the Anderson School of Business of the University of California, Los Angeles, from 1999 to 2005 and as Advisory Board member of the Entrepreneurial Studies Program of the University of Southern California from 1997 to 2003. He has been a frequent speaker on entrepreneurship, mergers and acquisitions and audit committee best practices.

Ralph R. Simon, Director. Mr. Simon is a Class II Director. His term expires in 2009. Mr. Simon is the Chairman Emeritus of The Mobile Entertainment Forum—Americas, a position he has held since 2005. Since 2004, Mr. Simon also has served as President and CEO of The Mobilium Group—London. From 1999 to 2003, he served as Chairman and CEO of Yourmobile/Moviso. In 1998, he co-founded and funded Yourmobile/Moviso, the first ring tone company in the United States, Great Britain, and Europe, now known as Infospace Mobile.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Set forth below is certain information concerning non-director employees who currently serve as executive officers. The Company’s executive officers serve at the discretion of the Board. There are no family relationships between any of the Company’s directors and executive officers. None of the corporations or other organizations referred to below with which an executive officer has been employed or otherwise associated is a parent, subsidiary or affiliate of the Company.

Name	Age	Position
Craig D. Cameron	51	Chief Operating Officer
Dennis R. Jolicoeur	59	Chief Financial Officer, Treasurer and Executive Vice President
Steven S. Spitz	39	Vice President and General Counsel
Michael S. Surmeian	43	Vice President of Sales

Craig D. Cameron, Chief Operating Officer. Mr. Cameron joined the Company in February 2006 and has served in his current position since April 2006. From July 2004 to December 2005, Mr. Cameron served as Chairman and CEO of Quipoz Pty Ltd, a software services company. From March 2004 to February 2006, he was also CEO of RoamAD Pty Ltd, a wireless network software company. From April 2003 to March 2004, Mr. Cameron was principal of Navda Pty Ltd, a technology consulting company. During this same period, he was also Director of Newport Capital, a technology advisory firm. From August 1994 to April 2003, he held a number of senior executive positions with Telstra Corporation, an Australian telecommunications company. His positions included Group Director Strategy, Marketing and Business Development, Managing Director Wireless Data, CEO of Advantra Pty Ltd, an IT service joint venture with IBM Corporation, and Chief Operating Officer of Telstra Multimedia. Prior to 1994, Mr. Cameron served in various executive positions with NCR Corporation for 16 years in the US, Canada, Japan, New Zealand and Australia, where his positions included Head of Strategy for NCR Corporation and Managing Director of NCR Japan.

Dennis R. Jolicoeur, Chief Financial Officer, Treasurer and Executive Vice President. Mr. Jolicoeur has served in his current positions since July 1996. Mr. Jolicoeur served as a member of the Board from 1996 until 2006. From 1993 to 1996, Mr. Jolicoeur was a principal of Gardiner & Rauen, Inc., an investment banking firm. Prior to 1993, Mr. Jolicoeur operated several businesses, mostly in the printing and publishing industries.

Steven S. Spitz, Vice President and General Counsel. Mr. Spitz has served in his current positions since July 2004. From November 2003 to June 2004, Mr. Spitz served as Vice President and Senior Counsel of the Company and from September 2002 to November 2003, Mr. Spitz was a partner in the law firm of Riordan & McKinzie and later at Bingham McCutchen, LLP. Prior to September 2002, Mr. Spitz was an associate with Riordan & McKinzie. From June 2001 to November 2003, Mr. Spitz served as outside counsel to the Company.

Michael S. Surmeian, Vice President of Sales. Mr. Surmeian has served in his current position since December 2005. From June 2002 to December 2005, Mr. Surmeian served as Vice President of Retail Sales. From 2000 to June 2002, he served as Director of Sales Administration and from 1998 to 2000, Mr. Surmeian served as Director of Finance. From 1988 to 1998, Mr. Surmeian was a Senior Manager with Ernst & Young, LLP.

CORPORATE GOVERNANCE

Board Composition and Independence

Seven individuals currently serve on the Board and there are no vacancies. Board members are divided into three classes and the term of service for each class expires in a different year, with each director serving a term of three years, or until his earlier death, resignation or removal. All directors are elected by the Company’s stockholders at the annual meeting unless appointed to fill a vacancy.

In accordance with the Exchange Act, the rules promulgated thereunder, the applicable governance guidelines established by The NASDAQ Stock Market, Inc. (“NASDAQ”) and the requirements of the Sarbanes-Oxley Act of 2002, the Board believes that a substantial majority of its members should be independent, non-employee directors and has adopted criteria for establishing independence that meets or exceeds the NASDAQ listing standards. Each year, the Governance and Nominating Committee reviews the qualifications of each director and makes a determination regarding their independence. At this time, Dennis W. DeConcini, Thomas L. Doorley III, James R. Peters and Ralph R. Simon qualify as independent directors in accordance with the NASDAQ listing standards for independence. The independent directors constitute all of the members of the Board committees. During 2006, Vernon Brunner and Ronald Consiglio also served on the Board, and both were determined by the Board to be independent under the NASDAQ listing standards.

Based upon preliminary discussions with Thomas L. Doorley, III and James R. Peters, the Company believes that Mr. Doorley and Mr. Peters will serve as the two “Continuing Directors” on the Company Board following the Acceptance Date, in the circumstances contemplated by the Merger Agreement.

Meetings of the Board of Directors

The Board held 10 meetings during 2006. All of the directors attended at least 75% of the Board meetings and meetings of committees to which they are assigned. Directors are not required to attend the annual meeting of the stockholders, although all of the directors except Messrs. DeConcini and Simon attended the 2006 annual meeting of stockholders.

Executive sessions with only independent directors occur from time-to-time as deemed necessary by the independent directors. The executive sessions are chaired by Thomas L. Doorley, III.

Annual Board and Committee Evaluations

All of the directors participate in an annual evaluation of the Board’s effectiveness. Committee members also evaluate the effectiveness of the committees on which they serve.

The Board and the committees are authorized to engage independent outside financial, legal and other consultants as they deem necessary or appropriate. Directors also have full access to the Company’s management.

Committee responsibilities are detailed in each committee charter, which are posted on the Company’s website at www.natrol.com in the “Investor Relations” section. Reports of committee meetings are given to the full Board at each quarterly meeting so that the Board may act upon recommendations of the committees and ratify their actions, as appropriate.

Qualification for Board Membership

The Governance and Nominating Committee recommends to the Board the types of skills, characteristics and experience required of Board members, based on the needs of the Company from time-to-time. The Governance and Nominating Committee also establishes procedures for identifying and evaluating candidates for nomination as directors and makes recommendations to the Board regarding individuals qualified for service on the Board.

The Governance and Nominating Committee will consider director candidates recommended by stockholders, provided that nominee proposals are timely received in accordance with the requirements set forth in the Company’s bylaws. The submission must state the name, age, business and residence address, principal occupation, class and number of shares of stock beneficially owned by the proposed candidate, as well as his or her consent to serve on the Board if elected. The stockholder must also set forth his or her own name and address, the class and number of shares of stock owned or represented by proxy by the stockholder and a description of all arrangements or understandings between the stockholder and the proposed candidate. Proposed candidates must meet the Company’s governance criteria set forth in the Governance Guidelines posted on the Company’s website at www.natrol.com, must demonstrate the highest of personal and professional ethics, integrity and values, and must be committed to representing the long-term interests of the Company’s stockholders.

Stockholder Communications with the Board

Stockholders and interested parties who wish to communicate with the Board or with the independent directors may do so in writing, addressed to:

Natrol Inc.

Attention: Corporate Secretary

21411 Prairie Street

Chatworth, California 91311

The Board has instructed the Corporate Secretary to forward communications to the Chairman of the Board after first determining whether the communication is appropriate for Board consideration and relevant to the Board’s responsibilities. General surveys, solicitations, advertisements, resumes, product inquiries or complaints, sales communications and other communications unrelated to the Board’s responsibilities are not forwarded to the Chairman. Subject to the preceding guidelines, the Board gives appropriate attention to written communications submitted by stockholders and responds if appropriate. Except as contemplated by Committee Charters, and subject to advice from legal counsel, the Corporate Secretary is primarily responsible for monitoring communications from stockholders and for providing copies or summaries of communications to the Board, if appropriate.

COMMITTEES OF THE BOARD

The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Governance and Nominating Committee. All of the members of each Committee satisfy the NASDAQ independence standards.

The Governance and Nominating Committee

The following Board members are members of the Governance and Nominating Committee:

Dennis W. DeConcini (Chairman)

Thomas L. Doorley, III

James R. Peters

Ralph R. Simon

The Board has affirmatively determined that each member of the Governance and Nominating Committee satisfies the NASDAQ listing standards for independence.

The Governance and Nominating Committee is responsible for developing the Company’s Governance Guidelines and for updating and modifying them from time to time as necessary. The Board and executives are committed to operating the Company in accordance with sound business practices and long-standing governance principles. This framework provides the structure for pursuing long-term objectives aligned with the interests of the Company’s stockholders. The Company’s Governance Guidelines were developed by the Governance and Nominating Committee and are reviewed periodically to determine whether modification is necessary or desirable. The Company’s Governance Guidelines are published on its website at www.natrol.com in the “Investor Relations” section and are available upon written request delivered to:

Natrol, Inc.

Attention: Corporate Secretary

21411 Prairie Street

Chatsworth, California 91311

The Governance and Nominating Committee is also responsible for identifying and evaluating potential candidates for Board membership and ensuring that all Board members and candidates meet the criteria for Board membership. The committee reassesses the adequacy of the Company’s criteria for Board membership annually and, if modification is necessary or desirable, recommends proposed changes to the Board of Directors for approval. Candidates for Board membership must have the highest personal and professional integrity, as well as skills and experience that, in conjunction with other members of the Board, will effectively serve the long-term interest of the stockholders.

Stockholders may recommend individuals to the Governance and Nominating Committee for consideration as potential candidates for Board membership. The Governance and Nominating Committee reviews and considers candidates who have been recommended by stockholders in compliance with the procedures as set forth above in the section titled “Qualification for Board Membership”.

The Governance and Nominating Committee met five times during fiscal 2006 and each of its members attended at least 75% of the meetings.

The Board has adopted a Governance and Nominating Committee Charter which is available on the Company’s website at www.natrol.com in the “Investor Relations” section.

The Compensation Committee

The following Board members are members of the Compensation Committee::

Thomas L. Doorley, III (Chairman)

Dennis W. DeConcini

James R. Peters

Ralph R. Simon

The Board has affirmatively determined that each member of the Compensation Committee satisfies the NASDAQ listing standards for independence.

The Compensation Committee assists the Company in structuring compensation policies and programs that enable it to attract and retain key executives and employees. The committee is responsible for all matters relating to compensation of the Company’s executive officers and directors, including:

•	development of the Company’s executive compensation philosophy, policies and programs;

•	oversight of the Company’s incentive compensation plans; and

•	approval of all compensation paid to executive officers.

The Compensation Committee reviews and recommends the compensation arrangements for officers and other senior level employees, reviews general compensation levels for other employees as a group, determines the options or stock to be granted to eligible persons under the Company’s 2006 Stock Option and Incentive Plan and takes such other action as may be required in connection with the Company’s compensation and incentive plans.

The Compensation Committee met seven times during fiscal 2006 and each of its members attended at least 75% of the meetings.

The Board has adopted a Compensation Committee Charter which is available on its website at www.natrol.com in the “Investor Relations” section.

The Audit Committee and Audit Committee Financial Expert

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are:

James R. Peters (Chairman) (Audit Committee Financial Expert)

Dennis W. DeConcini

Thomas L. Doorley, III

Ralph R. Simon

The Board has determined that each member of the Audit Committee satisfies the independence standards applicable to Audit Committee members under applicable law and NASDAQ listing standards and that each Audit Committee member had sufficient knowledge of financial and auditing matters to serve on the Audit Committee. The Board further determined that Mr. Peters qualified as an audit committee financial expert as defined in the Exchange Act and the NASDAQ listing standards.

In accordance with its written charter adopted by the Board of Directors, the Audit Committee assists the Board in fulfilling its responsibility for oversight of:

•	the quality and integrity of the Company’s financial statements;

•	the effectiveness of internal control over financial reporting;

•	compliance with legal and regulatory requirements;

•	the qualifications and independence of the Company’s independent registered public accounting firm;

•	the performance of the independent registered public accounting firm, and

•	other duties as directed by the Board.

The Audit Committee selects, engages, compensates and oversees the work of the independent registered public accounting firm and pre-approves all services performed by them. The committee’s primary duties include reviewing and confirming the independence of the independent registered public accounting firm and approving the scope of their annual audit activities as well as their fee for services, and pre-approving non-audit related services, if any, performed by the independent registered public accounting firm. The committee also reviews the annual audit results and makes a recommendation to the Board about including the results in the annual report to stockholders. The committee is also responsible for reviewing and assessing the objectivity, effectiveness and resources of the Company’s internal audit function and appraising the scope and adequacy of the Company’s financial reporting activities, as well as the accounting standards and principles followed, and for reviewing and approving the company’s ethics and compliance policies.

The Audit Committee met seven times during 2006 and all of the committee members attended at least 75% of the meetings.

The Board has adopted an Audit Committee Charter which is available on its website at www.natrol.com in the “Investor Relations” section.

AUDIT COMMITTEE REPORT

The Audit Committee received from Stonefield Josephson, Inc., the Company’s independent registered public accounting firm, the written disclosures and the letter required by Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” as adopted by the Public Company Accounting Oversight Board, and has discussed with them their independence from the Company and its management. The Audit Committee also considered whether the provision of any non-audit services to the Company is consistent with maintaining independence and determined that it was.

The Audit Committee discussed and reviewed with Stonefield Josephson, Inc., the matters required to be discussed by the statement on Auditing Standards No. 61, as amended and as adopted by the Public Company Accounting Oversight Board. With and without management present, the Audit Committee also discussed and reviewed the results of the independent registered public accounting firm’s examination of the financial statements.

The Audit Committee reviewed with management and with the independent registered public accounting firm the audited financial statements of the Company for the fiscal year ended December 31, 2006. While the Audit Committee oversees the Company’s financial reporting process for the Board, the management of the Company has primary responsibility for financial reporting, including the Company’s system of internal controls, and for the preparation of the Company’s consolidated financial statements in accordance with generally accepted accounting principles. In addition, the company’s independent registered public accounting firm, and not the Audit Committee, is responsible for auditing the Company’s financial statements and reporting their findings to the Audit Committee.

Based upon the above-mentioned review and discussions with management and with the independent registered public accounting firm, the Audit Committee recommended to the Board that the Company’s audited financial statements be included in the annual report on Form 10-K for the fiscal year ended December 31, 2006 for filing with the Securities and Exchange Commission.

The Audit Committee has appointed Stonefield Josephson, Inc. to serve as the Company’s independent registered public accounting firm for fiscal 2007.

Respectfully submitted by the Audit Committee

James R. Peters (Chairman)

Dennis W. DeConcini

Thomas L. Doorley, III

Ralph R. Simon

2006 and 2005 Audit and Other Fees

The following table summarizes the aggregate fees billed by the Company’s independent registered public accounting firm, Stonefield Josephson, Inc., for 2006 and 2005 for the following professional services:

	2006	2005
Audit Fees(a)	$227,762	$262,647
Audit-Related Fees	—	—
Tax Fees(b)	—	—
All Other Fees	—	—
Total	$227,762	$262,647

(a)	Fees for audit services billed in 2006 and 2005 consisted of:
•	audit of our annual financial statements;
•	reviews of our quarterly financial statements; and
•	statutory and regulatory audits, consents and other services related to SEC matters.
(b)	A professional service firm other than Stonefield Josephson, Inc. provided other tax consulting and preparation services.

Pre-Approval of Audit and Non-Audit Services

In considering the nature of the services provided by the independent registered public accounting firm, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with the independent registered public accounting firm and the Company’s management to confirm that they are permitted under the rules and regulations concerning auditor independence promulgated by the SEC and implemented by the Sarbanes Oxley Act of 2002, as well as by the rules and regulations of the American Institute of Certified Public Accountants.

Under its charter, the Audit Committee must pre-approve all audit and permitted non-audit services provided by the independent registered public accounting firm unless an exception to such pre-approval exists under the Exchange Act or the rules of the SEC. Each year, at the same time that the Audit Committee approves the retention of the independent registered public accounting firm to audit the Company’s financial statements and its fee for such services, the committee evaluates the audit services and other known potential engagements of the independent registered public accounting firm, including the scope of audit related services, tax services and other services proposed to be performed, and the proposed fees for such services, and approves or rejects each service, taking into account whether the services are permissible under applicable law and the possible impact of each non-audit service on the independent registered public accounting firm’s independence from management.

Since May 6, 2003, the effective date of the SEC rules stating that an auditor is not independent of an audit client unless the services it provides to the client are appropriately approved, each new engagement of our independent registered public accounting firm has been approved in advance by the Audit Committee.

Related Party Transactions

In February 2006, we entered into an agreement for the lease of a residence with an unrelated third party on behalf of Wayne M. Bos, our President and CEO. Under the lease, Natrol agreed to make monthly lease payments of $12,000, which sum was then deducted from Mr. Bos’ salary. During fiscal 2006, we made aggregate payments under the lease of $127,200 and made a security deposit payment of $12,000, which were deducted in full from monies owed to Mr. Bos.

Review, Approval or Ratification of Transactions with Related Persons

The Board of Directors adopted a written policy requiring that all transactions with related persons be approved or ratified by the Audit Committee. A related person means any director, director nominee, executive officer or any immediate family member of any director or executive officer. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or series of similar transactions, arrangements or relationships, in which:

•	the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year;

•	Natrol is a participant; and

•	Any related party has or will have a direct or indirect material interest.

The Audit Committee generally reviews in advance all material facts of all interested transactions and either approves or disapproves of the entry into the transaction. If advance Audit Committee approval of an interested transaction is not feasible, then the transaction is considered and voted upon by the Audit Committee at its next regularly scheduled meeting. In determining whether to approve or ratify a transaction with a related person, the Audit Committee takes into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

COMPENSATION OF DIRECTORS AND EXECUTIVES

Compensation Discussion and Analysis

Introduction.

Compensation Committee Members and Role of Compensation Committee.

The Compensation Committee consists of at least three “independent” directors as defined by the NASDAQ corporate governance listing standards. Each member of the Compensation Committee serves until the earlier to occur of his or her resignation or removal or the election and qualification of such member’s successor. The Board designates a member of the Compensation Committee to serve as chairperson. Mr. Doorley currently serves as the chairman of the committee.

The Compensation Committee:

•	in conjunction with the Company’s CEO, develops the executive compensation philosophy, policies and programs;

•	reviews and recommends to the Board all compensation paid to executive officers and directors;

•	oversees the annual cash bonus plan and stock option plan; and

•	annually conducts self-evaluations and reviews the Compensation Committee Charter.

The Compensation Committee meets at least four times each year and at such other times as is necessary. The chairman directs all meetings and sets the agendas for the meetings. Any member of the Compensation Committee or the CEO may call a meeting of the committee. The Compensation Committee may request that any of the Company’s officers or other employees, or any other persons whose advice and counsel are sought by the committee, attend any meeting to provide such pertinent information as the committee requests.

The Compensation Committee may delegate authority to act upon specific matters within determined parameters to a subcommittee consisting of any committee members or executive officers. As discussed below, the Compensation Committee has delegated to the CEO the power to grant stock options to officers and employees who are not executive officers in accordance with committee-established guidelines.

In the past, the Compensation Committee has not used a compensation consultant to assist it in reviewing or establishing executive officer compensation. However, as the Company grows and changes the Compensation Committee has on its agenda to consider utilizing such an advisor.

The Compensation Committee operates in accordance with the Compensation Committee Charter, which is available on the Company’s website at www.natrol.com.

Role of Executive Officers in Compensation Decisions.

The Compensation Committee relies on senior management, especially the Company’s CEO, COO and CFO, to develop a comprehensive compensation recommendation. The CEO and COO review annually the performance of the executives and other officers, with a focus on the core functional personnel, namely, the Company’s CFO, General Counsel and heads of sales, marketing, R&D and operations. Based on such evaluations, the CEO and COO recommend to the Compensation Committee the base salaries and other compensation payable to these officers. This recommendation is reviewed and discussed by the Compensation Committee. In addition, the Compensation Committee receives ongoing performance related input during the course of the year from our CEO, COO and CFO to enable the committee to react to the annual recommendation effectively. This is consistent with the Board’s goal of operating as a decision-ready board.

Additionally, the Compensation Committee reviews the annual performance of the CEO. This assessment process is led by the Lead Director. The process focuses on the Company’s strategic plan and objectives, over a two to three year time frame, with special focus on the first year. During 2006, the emphasis was on restoring our base businesses to profitability and stability. As the Company makes progress in accomplishing these goals, the Compensation Committee is shifting its assessment focus to incorporate continued profitability with renewed revenue growth.

Presently, the Company’s CEO, COO and General Counsel ordinarily attend Compensation Committee meetings. These individuals are excused from any discussion regarding their own compensation.

The Compensation Committee has delegated to the CEO the ability to grant stock options to officers and employees (other than executive officers) under our 2006 stock option and incentive plan pursuant to committee-established guidelines. The maximum shares available for grant or award under the guidelines is 1,000,000 shares. The minimum exercise price for each option is the closing price on NASDAQ on the grant date, which for new employees is the first day of employment. The term of each option is six years. The options vest quarterly over five years for each initial grant and quarterly over three years for each subsequent grant. The maximum stock option award for any employee that may be granted under the guidelines is either 100,000 or 25,000 depending upon the responsibility of the employee.

Compensation Committee Activities in 2006 and 2007.

Last year was a significant year of transition for the Compensation Committee in terms of its composition and role in compensation decisions and policies. In 2006, Messrs. Doorley, Peters and Simon were appointed to the Compensation Committee replacing two previous committee members.

With the Company on a low growth revenue trajectory, and negative profitability, the Company recruited key new members (CEO and COO) of its management team. The charter developed with the new team included stabilizing the Company’s base business operations and return to profitability. The Company achieved such a turnaround in 2006. Bonuses, as described below were modest as a percentage of total compensation since profitability achieved was also modest. Compensation for the Board was reset to emphasize an active, engaged, decision-ready perspective.

In addition, the committee took the following key actions during 2006 and through the first quarter of 2007:

•	the compensation of the Company’s new CEO (including the award of options to purchase 6,029,500 shares of Common Stock);

•	the compensation of the Company’s new COO;

•	the Company’s 2006 bonus incentive compensation plan;

•	the Company’s 2006 stock option and incentive plan;

•	a new compensation program for non-employee directors;

•	a revised Compensation Committee Charter;

•	stock option guidelines for CEO grants to new and existing employees; and

•	executive officer base salaries for 2007.

The Compensation Committee will continue to evaluate the Company’s compensation philosophies, program and practices and make recommendations to the Board as appropriate. In 2007, the compensation assessment process for the Company’s executive officers will emphasize maintaining profitable operations with an added element of revenue growth, as well as our strategic plans to make strategic acquisitions and expand our international operations.

Executive Compensation Program.

Objectives of Executive Compensation Program.

The Company’s executive compensation program is designed to achieve the following objectives:

•	attract and retain talented executive officers through a competitive compensation package;

•	link Company and individual performance with compensation earned;

•	motivate and reward executive officers consistent with the Company’s values and strategic plans; and

•	align the interests of the Company’s executive officers and stockholders.

As a publicly held company, the Company recognizes the importance of creating value for its stakeholders—investors, employees, customers and the community at large. Thus, the Company intends to continually review and develop its compensation process and programs to meet the needs of these stakeholders.

Impact of Performance on Compensation—Base Salaries and Cash Bonuses.

The Company adjusts executive officer base salaries and determine whether any cash bonuses will be made primarily based upon an annual review of performance led by the Company’s CEO and COO. The annual appraisal process incorporates both performance of the executive officer within the applicable department and across the Company as a whole. Company performance is defined by metrics relating to growth and profitability. The Company’s CEO and COO develop a set of recommendations for discussion and review with the Compensation Committee and the Board for approval.

The Compensation Committee makes decisions regarding compensation for the Company’s CEO, COO, Chairman and other executive officers and then prepares a recommendation for approval by the full Board. The Compensation Committee stays in active contact with these executives throughout the year, and thus is able to lead the annual process from a decision-ready perspective.

In the first part of each year, the CEO recommends to the Board and the Board develops and approves an annual cash bonus plan, including payout ratios and targets. Overall company performance relative to predetermined plans and targets determines whether bonuses will be paid and their size.

For 2006, bonus compensation decisions were made as follows:

•

For new members of the management team, a competitive cash/current income basis, and options based equity participation to allow these influential team members to share in the upside of performance results they helped to create. Two new team members, the Company’s CEO and COO were included.

•

For all existing and new members of the management team, a bonus pool was created to align behavior with the goal of returning the base businesses to profitability. A portion of the eligible bonus was paid to eligible employees since the Company did return to (modest) profitability for the year and during each quarter.

Benchmarking of Compensation.

In the future, the Board anticipates benchmarking executive officer compensation. During 2006, the Company did not engage in formal benchmarking of executive officer compensation versus any competitors or any peer group. However, in the course of retaining new management team members the Company was able to gauge its proposed levels of compensation and judged them to be consistent with companies in the consumer products space and of comparable scale.

In 2006, in connection with the Company’s appointment of several new Board members, the Company gathered and analyzed benchmarking data for non-employee Director compensation from several sources, including the National Association of Corporate Directors (NACD). The Company reviewed non-employee Director compensation of consumer products related companies with a market capitalization and sales similar to the Company’s central characteristics.

Elements of Compensation.

The Company’s current compensation program consists of the following elements, all of which are evaluated annually:

Pay Element	What the Pay Element Rewards	Purpose of the Pay Element
Base Salary	Core competence in the executive role relative to skills, experience and contributions	Provides fixed compensation based on competitive market practice

Annual Cash Bonus	Contributions toward our achievement of specified pre-tax earnings	• Provides annual performance-based
cash incentive compensation

•    Provides focus on meeting annual
goals that lead to increased market
valuation

•    Motivates achievement of critical
annual performance metrics

Stock Options	• Sustained stock price appreciation • Continued employment with the company over a 5-year/3-year vesting period•	• Provides annual performance-based equity incentive compensation • Executive ownership of Company stock • Aligning of the executives’ interests with those of stockholders • Executive officer retention

Perquisites • Chairman only: life insurance • Chairman and CFO only: company car or car allowance	These benefits are part of long term compensation arrangements awarded to such employees; benefits have not been provided to subsequently hired executives	• Additional compensation benefits • Executive officer retention

Welfare Benefits • Participation in employee benefit plans generally available to Company employees, including 401(k), medical, dental and vision	These benefits are part of the Company’s broad-based total compensation programs	• Additional compensation benefits • Executive officer retention

Change-in-Control Benefits

•    Change-in-control arrangements with select executive officers: change-in-control bonus payment equal to one year’s base salary

•    All employee option agreements, provide for vesting of 50% of any unvested options and stock appreciation rights and all other awards upon a change-in-control

	Reward executive officers when the Company successfully consummates a change-in-control transaction	• Provides incentive to consummate Company changes of control • Change-in-control arrangements: make transactions neutral to executive officers economic interests

Each executive officer’s current and prior compensation is considered in setting future compensation. In addition, the Company reviews the compensation practices of other companies. To some extent, the Company’s compensation program is based on the market and the companies in its industry with whom it competes. The elements of the Company’s plan (e.g., base salary, bonus and stock options) are clearly similar to the elements used by many companies. The exact base pay, stock grant, and salary cap amounts are chosen in an attempt to balance the objectives of all stakeholders, rewarding performance and attracting/retaining executive officers.

2006 Compensation of New CEO. In February 2006, the Board appointed Wayne M. Bos as a director and CEO and President designate. In connection with this appointment, the Board, upon advice of the Compensation Committee, agreed to provide Mr. Bos with the following compensation:

•	$600,000 in base salary;

•

non-qualified stock options to purchase 6,029,500 shares of Common Stock (representing beneficial ownership of approximately 29.7% of Common Stock at October 19, 2007) with an exercise price of $2.282 per share (subject to obtaining stockholder approval of the grant);

•	eligibility to participate in the Company’s annual bonus compensation plan; and

•	one year award of $200,000 in interim housing and other transition expenses.

The options are fully vested but are subject to the following restrictions on sale until February 2009:

•	1,000,000 shares are unrestricted;

•	1,000,000 shares may be sold at any time after the threshold share price is equal to or greater than $3.00 per share;

•	1,000,000 shares may be sold at any time after the threshold share price is equal to or greater than $3.50 per share;

•	1,000,000 shares may be sold at any time after the threshold share price is equal to or greater than $4.00 per share;

•	1,000,000 shares may be sold at any time after the threshold share price is equal to or greater than $4.50 per share; and

•	1,029,500 shares may be sold at any time after the threshold share price is equal to or greater than $5.00 per share.

The “threshold share price” means that the closing price of Common Stock equals or exceeds the relevant threshold for a period of thirty consecutive trading days.

The Company’s stockholders approved the option grant to Mr. Bos at its 2006 annual meeting of stockholders.

In March 2006, the Company entered into an employment agreement with Mr. Bos. The employment agreement provides that employment is “at will” meaning that either the Company or Mr. Bos may terminate the employment relationship at any time and for any reason. The employment agreement does not provide for any specific termination benefits.

2006 Compensation of New COO. The Board appointed Craig Cameron as Chief Operating Officer effective in April 2006. In connection with this appointment, the Board, upon advice of the Compensation Committee, agreed to provide Mr. Cameron with the following compensation:

•	$300,000 in base salary;

•	non-qualified stock options to purchase 200,000 shares of Common Stock with an exercise price of $2.10 per share, vesting over three years;

•	non-qualified stock options to purchase 100,000 shares of Common Stock with an exercise price of $2.00 per share to be granted after 120 days of employment, vesting over three years;

•	eligibility to participate in the Company’s annual bonus compensation plan; and

•	one year award of $75,000 in interim housing and other transition expenses.

In addition, in July 2006, the Board of Directors approved a grant to Mr. Cameron of non-qualified stock options to purchase 300,000 shares of Common Stock with an exercise price of $2.20.

Base Salary.

Executive officer compensation generally has been weighted towards base salary, with the opportunity to receive annual cash bonuses depending upon the Company’s operating results. Executive officer base salaries are based on job responsibility and individual contributions, with reference to base salary levels of executives at similar companies in the Company’s industry.

In February 2007, the Board, upon the recommendation of the Compensation Committee, approved the following base salaries for the Named Executive Officers for 2007:

Name	2007 Base Salary
Elliott Balbert Executive Chairman	$624,000

Wayne M. Bos President and Chief Executive Officer	$832,000

Craig D. Cameron Chief Operating Officer	$390,000

Dennis R. Jolicoeur Chief Financial Officer, Treasurer and Executive Vice President	$286,000

Steven S. Spitz Vice President and General Counsel	$260,000

Michael S. Surmeian Vice President of Sales	$208,000

Annual Bonus Compensation Plan.

Each year, the Board approves an annual bonus incentive compensation plan, which is administered by the Compensation Committee. Participants under the bonus plan are eligible to receive incentive cash bonus payments, depending upon the Company’s operating results. The Compensation Committee selects participants based upon an individual’s position and his or her potential impact on our business results and performance. The following table sets forth the categories of participants under the 2006 bonus incentive compensation plan and their eligible bonus, which is a percentage of the participant’s base salary:

Participants	Eligible Bonus
• officers and other highly compensated employees	25% of base salary
• department directors and other similarly situated employees	15% of base salary
• senior and other managers and personnel	10% of base salary

In 2006, the financial measure used to determine annual incentive cash payments was earnings, before bonuses, interest and income taxes, or EBIT, subject to adjustment for any unusual and/or non-recurring significant revenues or expenses. Participants under the bonus plan were eligible to receive the following bonus awards:

Corporate Earnings Target	Cash Bonus Award (percent of Eligible Bonus paid)
$10,0000,000	150%
9,000,000–9,999,999	140%
8,000,000–8,999,999	130%
7,000,000–7,999,999	120%
6,000,000–6,999,999	110%
*5,000,000–5,999,999	100% of eligible bonus
4,000,000–4,999,999	75%
3,000,000–3,999,999	50%
2,000,000–2,999,999	25%
1,000,000–1,999,999	20%
$0–999,999	15%

*	Corporate Goal

In February 2007, the Compensation Committee approved payment of a 15% bonus award to participants, including executive officers, as a result of achieving EBIT of $482,000 in fiscal 2006. The Company paid a total of $134,000 to participants under the bonus plan for 2006.

Stock Options and Stock Option Grant Policy.

Stock options have not been a significant component of the Company’s executive compensation program, other than with respect to the options granted in 2006 to Messrs. Bos and Cameron as part of their negotiated hire. The Company believes its option grant policy is consistent with the executive compensation objectives discussed previously.

Subject to certain exceptions set forth below and option grants for new employees, stock option grant dates are planned well in advance of any actual grant. Regarding usual grants for existing employees, the timing of each grant is determined months in advance to coincide with a scheduled meeting of the Board and the Compensation Committee. Except in unusual circumstances, options are not granted at other dates. The grant date is established when the Compensation Committee approves the grant and all key terms have been determined. The exercise price of each stock option grant is at a minimum equal to the market closing price on the grant date. Option grant prices for new employees are determined using the market price of the Company’s common stock at the close of trading on the day the individual formally commences work at the company. To provide incentive to the individual to stay results-oriented, the exercise price of the options is set at a higher price.

Change-in-Control Arrangements.

Change-in-Control Bonus Plan. In 2005, the Board adopted a change-in-control bonus plan for executive officers, which currently covers the Company’s CFO, General Counsel and Vice President of Sales. No other executive officers are covered by the plan. In the second quarter of 2007, the Board reevaluated the change-in-control bonus plan and adopted certain changes. The plan provides that in the event of a change-in-control, the above-named individuals would be entitled to receive a cash bonus equal to one-year’s salary in the event that their employment is terminated without cause within a certain period of time following such change-in-control.

Change-in-Control Provision in Equity Incentive Plans. The stock option and incentive plans also contain a change-in-control provision. This provision applies equally to all participants in the plans, although the Compensation Committee may remove this provision from any particular stock option agreement with a participant at the time of grant. The provision provides that in the event of a change-in-control, 50% of the unvested options and any stock appreciation rights that are not exercisable and all other awards become fully exercisable and vested. All director awards under the plans become 100% vested upon a change-in-control.

Compensation Committee Report

The Compensation Committee reviewed and discussed with management the compensation discussion and analysis required by SEC rules and relied on management’s representation that the compensation discussion and analysis presented in above was prepared with integrity and objectivity in conformity with SEC rules. Based upon such review and discussion, we recommended to the Board that the compensation discussion and analysis be included in this proxy statement.

The Compensation Committee

Thomas L. Doorley, III (Chairman)

Dennis W. DeConcini

James R. Peters

Ralph R. Simon

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is, or has been, an officer or employee of Natrol. None of our executive officers currently serves on the compensation committee of any other company or board of directors of any other company of which any member of the Compensation Committee is an executive officer.

2006 Summary Compensation Table

The following table summarizes the compensation information for the Company’s Named Executive Officers.

Name and Principal position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)		Non-equity incentive Plan compensation(2)	All Other compensation ($)(3)		Total ($)
Elliott Balbert Executive Chairman	2006	600,000	—	—		22,500	40,524	(4)	663,024

Wayne M. Bos President and Chief Executive Officer	2006	473,077	—	272,000	(5)	17,740	161,534	(6)	924,351

Craig D. Cameron Chief Operating Officer	2006	256,730	—	515,855		9,627	70,111	(7)	852,321

Dennis R. Jolicoeur Chief Financial Officer, Treasurer and Executive Vice President	2006	274,159	—	—		10,294	12,065	(8)	296,510

Steven S. Spitz Vice President and General Counsel	2006	249,553	—	—		9,358	820		259,731

Michael S. Surmeian Vice President of Sales	2006	199,754	—	—		7,491	820		208,065

(1)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to option grants in fiscal 2006 in accordance with FAS 123R. The fair value of all options in this column, other than those awarded to Wayne Bos, was calculated using a Black Sholes methodology. The assumptions of the Black-Scholes valuation method are discussed in notes 1 and 6 of the consolidated financial statements in Item 8 of the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2007.
(2)	Amounts in this column were paid to the named executive officers in February 2007.
(3)	Company matching contributions according to the terms of our 401(k) plan are included in this column, other than with respect to Messrs. Bos and Cameron.
(4)	Represents $32,772 in life insurance benefits and $6,431 in benefits for the use of a company car.
(5)	Mr. Bos was awarded options to purchase 6,029,500 shares of Common Stock in conjunction with his initial employment. Due to a number of factors, including the size of the grant in relation to the total shares outstanding, the trading volume of Common Stock, Mr. Bos’ ability to resell the shares, and the control factor, which the size of the grant implies, consultants used a Monte Carlo method to value Mr. Bos’ options. We used the services of well-credentialed valuation consultants to perform the valuation of Mr. Bos’ options. These consultants developed multiple scenarios, including continuing operation and sale scenarios, to assess the potential to create stockholder value over the term of the options. The resulting Monte Carlo analysis gave rise to a range of fair values for which the mean amount was utilized in valuing the options.
(6)	In addition to his base compensation of $600,000 per annum, Mr. Bos received a supplement amounting to $200,000 to be paid during the course of his first year of employment. The purpose of the supplement was to pay Mr. Bos for certain unspecified transition expenses. During 2006, $161,534 of the $200,000 award was paid.
(7)	In addition to his base compensation of $300,000 per annum, Mr. Cameron received a supplement amounting to $75,000 to be paid during the course of his first year of employment. The purpose of the supplement was to pay Mr. Cameron for certain unspecified transition expenses. During 2006, $70,111 of the $75,000 award was paid.
(8)	Represents an amount paid to Mr. Jolicoeur to reimburse him for automobile expenses and certain taxable benefits.

2006 Grants of Plan-Based Awards

The following table sets forth information concerning the grants of cash-based awards made in 2006 under the Company’s 2006 bonus incentive compensation plan. No equity incentive plan awards here made to the Named Executive Officers during fiscal year 2006.

Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)(2)

Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Elliott Balbert	N/A	22,500	150,000	225,000
Wayne M. Bos	N/A	17,740	118,269	177,404
Craig D. Cameron	N/A	9,627	64,183	96,274
Dennis R. Jolicoeur	N/A	10,294	68,540	102,810
Steven S. Spitz	N/A	9,358	62,388	93,582
Michael S. Surmeian	N/A	7,491	49,939	74,908

(1)	The amounts shown in the threshold, target and maximum columns reflect the minimum, target and maximum amounts payable under the 2006 bonus incentive compensation plan. The threshold payment is 15% of the target payment and the maximum payment is 150% of the target payment. For more information on the 2006 bonus incentive compensation plan, please see the section “Annual Bonus Compensation Plan.”
(2)	Each participant earned the threshold amount for 2006. The cash payment was made in February 2007.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table provides information concerning stock options held by the Named Executive Officers at December 31, 2006.

Option Awards
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Exercise Option Price ($)	Option Expiration Date	Outstanding Vesting Dates
Elliott Balbert	—	—	—	—	—
Wayne M. Bos	6,029,500	—	2.28	02/14/2011	Vested
Craig D. Cameron	25,000 16,667 50,001	275,000 83,333 149,999	2.20 2.00 2.10	07/07/2012 06/21/2012 03/09/2016	25,000 vest quarterly through July 2009 8,333 vest quarterly through June 2009 16,666 vest quarterly through March 2009
Dennis R. Jolicoeur	74,100 400,000 95,000	— — —	1.35 1.88 1.94	05/28/2012 02/01/2011 08/21/2010	Vested Vested Vested
Steven S. Spitz	14,581 13,750	10,419 11,250	2.95 2.76	02/01/2015 06/08/2014	2,083 vest quarterly through February 2008 1,125 vest quarterly through June 2009
Michael S. Surmeian	5,000 50,000 25,000 1,000 10,000 15,000 25,000	10,000 — — — — — —	1.74 1.45 1.32 1.50 4.00 6.03 10.40	12/09/2015 05/03/2012 05/01/2011 12/31/2010 04/27/2010 04/28/2009 04/20/2008	1,250 vest quarterly through December 2008 Vested Vested Vested Vested Vested Vested

2006 Option Exercises and Stock Vested Table

No Named Executive Officer exercised any stock options in 2006.

Potential Payments upon Change-in-Control and Termination

Certain of the Company’s Named Executive Officers are participants in the Company’s Change of Control Plan, which provides for the payment of a cash payment equal to one year’s base salary upon a change of control of the Company and if terminated not for cause within a specific period of time. The Company believes that the Change of Control Plan provides a fair reward for hard work and value creation, assists the Company in retaining these executives, and provides incentives for them to remain with the Company during periods of uncertainty at the end of which such executives may not be retained. The Named Executive Officers who are participants in the Change of Control Plan, as well as the value of potential payments upon a change of control, are presented in the table below. Messrs. Balbert, Bos and Cameron are not participants in the plan.

Name	Change of Control Cash Payment
Dennis R. Jolicoeur Chief Financial Officer, Treasurer and Executive Vice President	$286,000
Steven S. Spitz Vice President and General Counsel	$260,000
Michael S. Surmeian Vice President of Sales	$208,000
Total	$754,000

Director Compensation for 2006

The following table provides information concerning the 2006 compensation of the Company’s non-employee directors.

Name(1)	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Dennis W. DeConcini	18,000	51,589	—	69,589
Thomas L. Doorley, III	14,750	184,714	—	199,464
Joel A. Katz	5,000	74,656	—	79,656
James R. Peters	10,000	128,812	—	138,812
Ralph R. Simon	10,000	178,781	—	188,781
Vernon Brunner(3)	8,000	—	—	8,000
Ronald Consiglio(3)	5,750	—	—	5,750

(1)	The Company does not provide additional compensation to directors who are also employees.
(2)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to option grants in fiscal year 2006 in accordance with FAS 123R. The fair value of all options in this column was calculated using a Black Sholes methodology. The assumptions of the Black-Scholes valuation method are discussed in notes 1 and 6 of the consolidated financial statements in Item 8 of the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2007.
(3)	Messrs. Brunner and Consiglio served as directors for only a portion of 2006.

Grant Date Values

Name	Grant Date	Option Shares (#)	Grant Date Fair Value ($)
Dennis W. DeConcini	4/28/06	45,833	1.13
Thomas L. Doorley, III	2/14/06 4/28/06	25,000 135,833	1.27 1.13
Joel A. Katz	9/6/06	150,000	0.50
James R. Peters	7/3/06	150,000	0.85
Ralph R. Simon	4/28/06	158,833	1.13

Non-Employee Director Compensation Program. In April 2006, the Board, acting upon the recommendations of the Compensation Committee, approved changes to the non-employee director compensation program for service on the Board, effective on July 1, 2006. The following details the non-employee director compensation program:

Annual Cash
Retainer Fee:	$20,000 ($5,000 per quarter)
Stock Options:	150,000 non-qualified stock options over 3 years vesting quarterly(1)

(1)	The number of options granted to newly elected non-employee directors and vesting of such options is pro-rated depending upon the remaining term of office (class) for which the director has been elected.

The annual cash retainer fee is payable at the beginning of each quarter. Non-employee directors do not receive separate meeting fees or fees for service as committee chairs. The options vest quarterly over the remaining term of office of each Board member. The term of the options is ten years from the date of grant for any option granted under the 1996 stock option and grant plan and six years for any option granted under the 2006 stock option and incentive plan. The option grants also are subject to the terms of the applicable option plan and individual non-qualified stock option agreements. In addition, the Company reimburses each non-employee director for his or her reasonable expenses for attending board, committee and stockholder meetings, as well as for certain expenses related to service on the Board.

Equity Compensation Plan Information

The following table sets forth the shares of Common Stock authorized for issuance under the Company’s equity compensation plans at December 31, 2006.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	8,618,256	$2.32	3,292,547
Equity compensation plans not approved by security holders	—	—	—

Total	8,618,256	$2.32	3,292,547

BENEFICIAL OWNERSHIP OF COMMON STOCK

BY DIRECTORS, OFFICERS AND CERTAIN OTHER OWNERS

The following table sets forth information regarding the beneficial ownership of Common Stock at October 19, 2007 by each person or entity known to beneficially own more than 5% of Common Stock, each member of the Board, each Named Executive Officer, and all executive officers and directors as a group.

The number of shares of Common Stock “beneficially owned” by each person or entity is determined in accordance with SEC rules. Beneficial ownership includes any shares which the person or entity has sole or shared voting power or investment power and any shares which the person or entity has the right to acquire beneficial ownership within 60 days after October 19, 2007, including any shares which could be purchased by the exercise of stock options within 60 days after this date.

Unless otherwise indicated below, to the Company’s knowledge all persons and entities listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address of each beneficial owner is: c/o Natrol, Inc., 21411 Prairie Street, Chatsworth, California 91311. Except for the Merger Agreement and the Tender and Support Agreements, the Company knows of no agreements among its stockholders that relate to the voting or investment power over Common Stock or any arrangement that may at a subsequent date result in a change-in-control of the Company.

The percentages of common stock beneficially owned are based on 14,261,544 shares of Common Stock outstanding at October 19, 2007.

	Shares Beneficially Owned
Name of Beneficial Owner
	Number	Percentage
Financial & Investment Management Group, LTD(1) 111 Cass Street Traverse City, MI 49684	1,604,493	11.3
Heartland Advisors, Inc.(2) William J. Nasgovitz(2) 789 North Water Street Milwaukee, WI 53202	1,410,998	9.9
Boston Partners Asset Management, L.L.C.(3) 28 State Street, 20th Floor Boston, MA 02109	1,231,210	8.6
EOS Partners L.P.(4) 320 Park Avenue New York, New York 10022	906,844	6.4
Elliott Balbert(5)	6,029,500	42.3
Wayne M. Bos(6)	6,029,500	29.7
Craig D. Cameron(7)	283,335	1.9
Dennis R. Jolicoeur(8)	569,100	3.8
Steven S. Spitz(9)	56,996	*
Michael S. Surmeian(10)	157,234	1.1
Dennis W. DeConcini(11)	129,212	*
Thomas L. Doorley, III(12)	104,583	*
Joel A. Katz(13)	107,140	*
James R. Peters(14)	70,000	*
Ralph R. Simon(15)	83,333	*
All executive officers and directors as a group (11 persons)(16)	13,638,683	62.5

*	Less than 1% of the outstanding shares of our common stock.
(1)

Based solely on a Schedule 13G filed with the SEC on September 17, 2007. Financial & Investment Management Group, Ltd. is a registered investment advisor, managing individual client accounts. All shares are held in accounts owned by the clients of Financial & Investment Management Group, Ltd. Accordingly, Financial & Investment Management Group, Ltd. disclaims beneficial ownership. None of these clients hold more than five percent of the class.

(2)	Based solely on Amendment No. 2 to a Schedule 13G filed with the SEC on March 7, 2007. These shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by (1) Heartland Advisors, Inc. by virtue of its investment discretion and voting authority granted by certain clients, which may be revoked at any time; and (2) William J. Nasgovitz, as a result of his ownership interest in Heartland Advisors, Inc., Heartland Advisors, Inc. and Mr. Nasgovitz each specifically disclaim beneficial ownership of these shares.
(3)	Based solely on Amendment No. 1 to a Schedule 13G filed with the SEC on February 14, 2007. Boston Partners Asset Management, L.L.C. holds all of the shares under management for its clients, who have the right to direct the receipt of dividends, to receive dividends from such shares and to receive the proceeds from the sale of such shares. None of these clients hold more than five percent of the common stock of the company.
(4)	Based solely on a Schedule 13G filed with the SEC on July 3, 2007. EOS General, the general partner of Eos Partners has the power to direct the affairs of Eos Partners, including decisions with respect to the receipt of dividends from, and the disposition of the proceeds from the sale of, the common stock. EOS General claims sole voting and dispositive power over the shares.
(5)	Includes 5,724,500 shares of Common Stock owned by the Balbert Family Trust, a revocable trust of which Mr. Balbert and his wife, Cheryl Balbert, are trustees and of which Mr. and Mrs. Balbert and other members of their family are the beneficiaries. Also includes 305,000 shares of Common Stock owned by Mr. Balbert’s daughter, for which Mr. Balbert disclaims beneficial ownership.
(6)	Consists of 6,029,500 shares of Common Stock subject to options exercisable within 60 days of October 19, 2007 and issued in the name of BDL Investment Trust, for which Praxis Trustees Ltd. serves as trustee. The beneficiaries of the trust are Mr. Bos and members of his family, including his wife and children. Mr. Bos currently serves on the board of directors of the trustee.
(7)	Includes 283,335 shares of Common Stock which may be purchased by Mr. Cameron upon the exercise of stock options within 60 days of October 19, 2007. Excludes the following shares of Common Stock which may be acquired pursuant to unvested stock options: 175,000 shares which vest in quarterly installments of 25,000 shares through July, 2009; 58,334 shares which vest in quarterly installments of 8,333 shares through June 2009; and, 83,331 shares which vest in quarterly installments of 16,666 shares through March 2009.
(8)	Includes 569,100 shares of Common Stock which may be purchased by Mr. Jolicoeur upon the exercise of stock options within 60 days of October 19, 2007.
(9)	Includes 7,500 shares of Common Stock owned by Mr. Spitz and 49,496 shares of Common Stock which may be purchased by Mr. Spitz upon the exercise of stock options within 60 days of October 19, 2007. Excludes the following shares of Common Stock which may be acquired pursuant to unvested stock options: 2,087 shares which vest in quarterly installments of 2,087 shares through February, 2008; and 6,750 shares which vest in quarterly installments of 1,125 shares through June 2009; and 41.667 shares which vest in quarterly installments of 4,166 shares through May 2010.
(10)	Includes 21,234 shares of Common Stock owned by Mr. Surmeian and 136,000 shares of Common Stock which may be purchased by Mr. Surmeian upon the exercise of stock options within 60 days of October 19, 2007. Excludes 5,000 shares of Common Stock which may be acquired pursuant to unvested stock options which vest in quarterly installments of 1,250 shares through December 2008.
(11)	Includes 8,379 shares of Common Stock owned by Mr. DeConcini and 120,833 shares of Common Stock which may be purchased by Mr. DeConcini upon the exercise of stock options within 60 days of October 19, 2007.
(12)	Includes 104,583 shares of Common Stock which may be purchased by Mr. Doorley upon the exercise of stock options within 60 days of October 19, 2007. Excludes the following shares of Common Stock which may be acquired pursuant to unvested stock options: 48,750 shares which vest in quarterly installments of 16,250 shares through June 2008; and, 7,500 shares which vest in quarterly installments of 2,500 shares through June 2008.
(13)	Includes 107,140 shares of Common Stock which may be purchased by Mr. Katz upon the exercise of stock options within 60 days of October 19, 2007. Excludes 42,860 shares of Common Stock which may be acquired pursuant to unvested stock options which vest in quarterly installments of 21,428 shares through June 2008.
(14)	Includes 7,500 shares of Common Stock owned by Mr. Peters and 62,500 shares of Common Stock which may be purchased by Mr. Peters upon the exercise of stock options within 60 days of October 19, 2007. Excludes 87,500 shares of Common Stock which may be acquired pursuant to unvested stock options which vest in quarterly installments of 12,500 shares through July 2009.
(15)	Includes 83,333 shares of Common Stock which may be purchased by Mr. Simon upon the exercise of stock options within 60 days of October 19, 2007. Excludes 75,500 shares of Common Stock which may be acquired pursuant to unvested stock options which vest in quarterly installments of 12,500 shares through June 2009.
(16)	Includes 7,564,570 shares of Common Stock which may be purchased upon the exercise of stock options within 60 days of October 19, 2007. Excludes 615,529 shares of Common Stock which may be acquired pursuant to unvested stock options.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors, and persons who own more than 10% of its outstanding shares of Common Stock to file initial reports of ownership and reports of changes in ownership with the SEC. These persons and entities also are required by SEC rules to furnish the Company with copies of their Section 16(a) filings.

Based solely on our review of the Section 16(a) reports provided to the Company, or upon written representations from such persons and entities that no Section 16(a) reports were required, the Company believes that during fiscal 2006 these persons and entities complied with all Section 16(a) filing requirements applicable to them except that: one transaction consisting of the acquisition of a stock option was reported late on Forms 4 filed by Messrs. DeConcini, Doorley and Cameron; and two transactions related to a Board appointment and the grant of a stock option was reported late on a Form 3 filed by Mr. Simon.

CODE OF ETHICS

The Company has adopted a code of ethics as defined under SEC rules that applies to the Company’s CEO, CFO and Controller. The code of ethics is part of the Company’s Code of Business Conduct and Ethics and is publicly available on the Company’s website at www.natrol.com and in print to any stockholder who requests a copy from the Corporate Secretary of Natrol, Inc., 21411 Prairie Street, Chatsworth, California 91311. Any substantive amendment to the code of ethics or grant of any waiver, including any implicit waiver, from any provision of the code of ethics that applies to the Company’s CEO, CFO or Controller, will be disclosed on the Company’s website or in a current report on Form 8-K in accordance with SEC rules.

In accordance with NASDAQ listing standards and the Sarbanes-Oxley Act, the Company has established procedures for employees to confidentially communicate their concerns to the Audit Committee about improper conduct or business practices involving the Company’s accounting, internal controls or auditing processes. The concern may be anonymously communicated in writing by submitting a sealed, confidential memorandum to the Chairman of the Audit Committee, detailing the practices alleged to constitute improper accounting, internal controls or auditing. The confidential memorandum must be mailed to the Audit Committee Chairman, c/o General Counsel, 21411 Prairie Street, Chatsworth, California 91311. The General Counsel will forward the sealed, confidential memorandum to the Audit Committee Chairman. Alternatively, the concerned party may place an anonymous call to the Company’s compliance hotline at 1-800-826-6762.

The Chairman of the Audit Committee, or his or her designee, will evaluate the complaint within ten (10) days of receipt to determine whether an immediate investigation should take place, whether the matter can wait to be discussed at the next regularly scheduled committee meeting or whether it does not contain issues related to accounting, internal controls or auditing and should be reviewed by another committee. At the conclusion of any investigation, which must be completed within ninety (90) days of receipt of the complaint, a full report to the committee, along with suggested recommendations for corrective action, if any, will be made by the investigating party. A full report, along with recommendations, will then be given to the Board.